As filed with the Securities and Exchange Commission on January ▲ , 2016

Registration No. 333-207397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 3
to

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RED ROCK RESORTS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**7990**	**47-5081182**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1505 South Pavilion Center Drive
Las Vegas, Nevada 89135
(702) 495-3000

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Frank J. Fertitta III
Chief Executive Officer
Red Rock Resorts, Inc.
1505 South Pavilion Center Drive
Las Vegas, Nevada 89135
(702) 495-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Kenneth J. Baronsky, Esq. **Deborah J. Conrad, Esq.** **Milbank, Tweed, Hadley & McCloy LLP** **601 South Figueroa Street, 30th Floor** **Los Angeles, California 90017** **(213) 892-4000**	**Joseph A. Hall** **Byron B. Rooney** **Davis Polk & Wardwell LLP** **450 Lexington Avenue** **New York, New York 10017** **(212) 450-4000**

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒   Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	**Amount to be Registered(1)**	**Proposed Maximum Offering Price Per Share**	**Proposed Maximum Aggregate Offering Price(1)(2)**	**Amount of Registration Fee**
Class A Common Stock, par value $0.01 per share	31,062,471	$***(2)	$***	$***

(1) Includes 4,051,626 shares of Class A common stock subject to the underwriters' option to purchase additional shares.

(2) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(a) of the Securities Act of 1933.

(3) The Company previously paid a registration fee of $10,070 in relation to its filing of its initial Registration Statement on Form S-1 (No. 333-207397) on October 13, 2015. The Company has paid the remaining registration fee of $*** herewith.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*** **Confidential Treatment Requested by Red Rock Resorts, Inc.**
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Subject to Completion
Preliminary Prospectus dated January , 2016

PROSPECTUS

27,010,844 Shares

red rock resorts

Red Rock Resorts, Inc.

Class A Common Stock

This is an initial public offering of shares of Class A Common Stock of Red Rock Resorts, Inc.

Red Rock Resorts, Inc. is offering 26,970,317 of the shares to be sold in this Offering. The selling stockholders identified in this prospectus are offering an additional 40,527 shares.

Prior to this Offering, there has been no public market for the Class A Common Stock. It is currently estimated that the initial public offering price per share will be between $*** and $*** per share. We have applied to list our shares of Class A Common Stock on the Nasdaq Stock Market ("NASDAQ") under the symbol "RRR."

Following this Offering, we will have two classes of authorized common stock. Shares of Class A Common Stock will have one vote per share. Shares of Class B Common Stock held by certain existing owners will have ten votes per share. All other shares of Class B Common Stock will have one vote per share. Affiliates of Frank J. Fertitta III, our Chairman and Chief Executive Officer, and Lorenzo J. Fertitta, a member of our board of directors, will hold the substantial majority of our issued and outstanding Class B Common Stock having ten votes per share. As a result, the Fertitta family will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger or sale of substantially all of our assets. Accordingly, we will be a "controlled company." See "Management."

See "Risk Factors" beginning on page 23 to read about factors you should consider before buying shares of our Class A Common Stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us(1)	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1) The underwriters will receive compensation in addition to the underwriting discount. See "Underwriting (Conflicts of Interest)."

To the extent that the underwriters sell more than 27,010,844 shares of our Class A Common Stock, the underwriters have the option to purchase up to an additional 4,045,548 shares of our Class A Common Stock from us and 6,079 shares of Class A Common Stock from the selling stockholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on or about , 2016.

Deutsche Bank Securities   **J.P. Morgan**   **BofA Merrill Lynch**   **Goldman, Sachs & Co.**

Prospectus dated , 2016

*** **Confidential Treatment Requested by Red Rock Resorts, Inc.**
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TABLE OF CONTENTS

Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. Neither we, the selling stockholders nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. We, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A Common Stock.

In this prospectus, unless otherwise stated or the context otherwise requires:

- the "Company," "we," "our," and "us" refer (1) subsequent to the consummation of this Offering and the reorganization transactions described under "The Reorganization of Our Corporate Structure" (referred to in this prospectus as the "Offering and Reorganization Transactions"), to Red Rock Resorts, Inc., a Delaware corporation, or "Red Rock," and its consolidated subsidiaries and (2) prior to the consummation of the Offering and Reorganization Transactions, to (a) Station Holdco LLC, a Delaware limited liability company, or "Station Holdco," and its consolidated subsidiaries for periods following June 17, 2011 and (b) Station

i

Increased Spending and Improving Home Values

Businesses and consumers in Las Vegas continue to increase their spending as evidenced by 28 consecutive months of year-over-year increases in taxable retail sales from July 2013 to October 2015. Home values have also improved significantly over the past several years with the median price of an existing single family home in Las Vegas up approximately 84% as of December 2015 compared to January 2012.

Significant Capital Investment and Development

This recent momentum has spurred another wave of investment in a number of sectors within the Las Vegas economy. Based on public announcements, over $12 billion in new project and infrastructure investments or are either in the planning stages or under active development in the Las Vegas valley. These projects include the Las Vegas Arena (MGM & AEG joint venture), Strip destination resorts Alon Las Vegas and Resorts World Las Vegas; major infrastructure expansion, including Project Neon, which is a multi-phase highway improvement project that will expand Interstate 15; the Las Vegas Convention and Visitors Authority's convention center district expansion; Union Village, a massive new healthcare complex; a number of major manufacturing facilities including the Faraday Future automotive production plant; and other public and private sector investments. A number of these projects will not only create construction jobs for area residents, but will also provide a significant number of full-time employment opportunities upon opening. In addition to the direct impact of these investments, new projects typically have the indirect effect of creating additional employment as a result of local spending.

Limited New Casino Development

Even as the Las Vegas economy continues to rebound, new casino gaming development in the Las Vegas regional market remains limited. Since 2009, there have been no new casino openings that cater predominantly to Las Vegas residents and no new development of such facilities has been announced. We also believe that the development of new casino facilities will continue to be limited due to SB 208, which limited casino gaming in the Las Vegas valley to specified gaming districts and established more restrictive criteria for the creation of new gaming districts.

Stable Regulatory Environment and Lowest Gaming Tax Rate in the United States

The Las Vegas regional market also benefits from local and state laws and regulations which are accommodative to business in general and, more specifically, the gaming industry, including a stable and highly favorable tax structure. Of states offering commercial gaming, Nevada has the lowest gaming tax rate at 6.75%. Further, the Nevada gaming tax rate has remained unchanged since 2003, when it was changed for the first time since 1987 and only increased by 50 basis points. By contrast, the highest gaming tax rate in the United States is 69% in New York and the average gaming tax rate in the United States is 33%.

Recent Developments

Although our financial results for the three months ended December 31, 2015 are not yet finalized, the following information reflects our preliminary expectations with respect to our financial results based on information currently available to management:

- We expect combined net revenues to be in the range of $ million to $ million for the three months ended December 31, 2015, compared to combined net revenues of $ million for the three months ended December 31, 2014;

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- We expect combined net income to be in the range of $ million to $ million for the three months ended December 31, 2015, compared to combined net income of $ million for the three months ended December 31, 2014; and

- We expect combined Adjusted EBITDA to be in the range of $ million to $ million for the three months ended December 31, 2015. Combined Adjusted EBITDA was $ million for the three months ended December 31, 2014. For the definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, see footnote (f) to "Summary Historical and Unaudited Pro Forma Condensed Combined Financial and Other Data."

At December 31, 2015, the principal amount of consolidated debt of the Company was $[   ] billion.

This preliminary information is the responsibility of management, reflects management's good faith estimates based solely upon information available to us as of the date hereof and is not a comprehensive statement of our financial results for the three months ended December 31, 2015. The preliminary estimated financial results presented above are subject to the completion of our financial closing procedures and audit, which will not occur until after the completion of this offering. Our actual results may differ materially from these estimated ranges. For example, during the course of the preparation of the respective financial statements and related notes and the audit of our financial statements for the year ended December 31, 2015, additional items that would require material adjustments to be made to the preliminary estimated financial information presented above may be identified. The information presented above should not be considered a substitute for full audited financial statements prepared in accordance with GAAP.

Our independent registered public accounting firm, Ernst & Young LLP, has not audited, reviewed, compiled or performed any procedures on this preliminary information. Accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect to the preliminary information. Therefore, you should not place undue reliance upon these preliminary estimates. These preliminary results should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes, all included elsewhere in this prospectus. For additional information, see "Risk Factors."

Our Structure

Following the consummation of the Offering and Reorganization Transactions, Red Rock will be a holding company that has no assets other than its direct and indirect equity interest in Station Holdco and its voting interest in Station LLC. Red Rock will operate and control all of the business and affairs and consolidate the financial results of Station Holdco and its subsidiaries. Prior to the completion of this Offering, Station Holdco will amend and restate its limited liability company agreement to, among other things, appoint Red Rock as its sole managing member. Red Rock, Station Holdco and the existing owners are expected to enter into an exchange agreement under which (subject to the terms of the exchange agreement) the existing owners will have the right to exchange their LLC Units, together with an equal number of shares of Class B Common Stock, for shares of Red Rock Class A Common Stock. Pursuant to such exchange agreement, the existing owners will exchange (x) one LLC Unit and one share of Class B Common Stock for (y) one share of Class A Common Stock, or, at our election, for cash, which we refer to as an exchange of LLC Units and shares of Class B Common Stock for shares of Class A Common Stock on a one-for-one basis. When LLC Units and a corresponding number of shares of Class B Common Stock are exchanged for Class A Common Stock by a holder of LLC Units pursuant to such exchange agreement, such shares of Class B Common Stock will be cancelled.

⊥

Our business is currently managed by Fertitta Entertainment pursuant to management agreements that each have a term of 25 years and were entered into in June 2011. Frank J. Fertitta III, our Chairman and Chief Executive Officer, and Lorenzo J. Fertitta, a member of our board of directors, own a majority of the equity interests of each of Fertitta Entertainment and Station Holdco. Our executive officers (other than Daniel J. Roy) and certain other key personnel are employed by Fertitta Entertainment and provide services to us pursuant to the management agreements. As compensation for the management services provided to us, Fertitta Entertainment receives a base management fee equal to two percent of the gross revenues attributable to our properties and an incentive management fee equal to five percent of positive EBITDA of our properties. In connection with this Offering, we expect to consummate the Fertitta Entertainment Acquisition. In connection with the Fertitta Entertainment Acquisition, we expect to assume or enter into new employment agreements or other employment relationships with our executive officers and other individuals who were employed by Fertitta Entertainment and provided services to us through the management agreements prior to the consummation of the Fertitta Entertainment Acquisition. See "Certain Relationships and Related Party Transactions—Acquisition of Fertitta Entertainment."

We estimate that the net proceeds to us from the sale of our Class A Common Stock in this Offering, after deducting underwriting discounts and commissions but before expenses, will be approximately $*** million ($*** million if the underwriters exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $*** per share (the midpoint of the price range set forth on the cover page of this prospectus). We intend to use such net proceeds as follows:

- $423.0 million to acquire newly-issued LLC Units in Station Holdco. In turn, Station Holdco intends to:

  - Contribute (i) $6.0 million of the proceeds it receives from us to pay expenses incurred in connection with this Offering and (ii) $417.0 million of the proceeds it receives from us to Station LLC to pay a portion of the purchase price for the Fertitta Entertainment Acquisition. The balance of the Fertitta Entertainment Acquisition will be funded by debt incurred by Station LLC.

  - Apply the balance of the proceeds it receives from us to pay expenses incurred in connection with the Offering and Reorganization Transactions.

- $*** million (or $*** million if the underwriters exercise their option to purchase additional shares in full) to purchase LLC Units from certain of our existing owners, at a per-LLC Unit price equal to the price paid by the underwriters for shares of our Class A Common Stock in this Offering. Accordingly, we will not retain any of these proceeds. See "Certain Relationships and Related Party Transactions—Purchase of LLC Units from Existing Owners."

- $*** million to pay withholding tax obligations with respect to certain members of the Merging Blockers (as defined below).

The following chart summarizes our organizational structure following the consummation of the Offering and Reorganization Transactions and the Fertitta Entertainment Acquisition. This chart is

---

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provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us:


Existing Owners
Public Shareholders
Members of Merging Blockers(2)
Former Station Holdco Profit Unit Holders(3)
Class B Shares(1)
• Voting rights only
• Ten votes for each outstanding share of Class B Common Stock held by an existing owner that holds at least 30% of the LLC Units immediately after this Offering and, at the relevant record date, at least 10% of the Class A Common Stock (on an as-exchanged basis)
• One vote for each other outstanding share of Class B Common Stock
Class A Shares(1)
• 7.3% of voting power in Red Rock Resorts, Inc.(2)
• One vote for each outstanding share of Class A Common Stock
• 100% of economic interests in Red Rock Resorts, Inc.
LLC Units
• 66.4% of the outstanding LLC Units in Station Holdco LLC(4)
• Not publicly traded
• Economic rights only, subject to certain limited approval rights
• Together with one share of Class B Common Stock, exchangeable on a 1-for-1 basis for shares of Class A Common Stock
Red Rock Resorts, Inc.
Sole Managing Member and LLC Units
• 33.6% of the outstanding LLC Units in Station Holdco LLC(4)
• Not publicly traded
• Number of LLC Units held equals number of outstanding shares of Class A Common Stock
• 100% of voting power in Station Holdco LLC, subject to certain limited exceptions
Station Holdco LLC
Nonvoting Interests
Station Casinos LLC
Voting Interests
Operating Subsidiaries
Fertitta Entertainment

(1) Shares of Class A Common Stock and Class B Common Stock vote as a single class. Each outstanding share of Class A Common Stock will be entitled to one vote, each outstanding share of Class B Common Stock that is held by a holder that, together with its affiliates, owns at least 30% of the outstanding LLC Units immediately following this Offering and, at the applicable record date, maintains direct or indirect beneficial ownership of at least 10% of the outstanding

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shares of Class A Common Stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A Common Stock) will be entitled to ten votes and each other outstanding share of Class B Common Stock will be entitled to one vote. We expect that the only existing owners that will satisfy the foregoing criteria will be Fertitta Family Entities. Consequently, such entities will be the only holders of Class B Common Stock entitled to ten votes per share of Class B Common Stock immediately following this Offering. See "Principal and Selling Stockholders." In accordance with the exchange agreement to be entered into in connection with the Offering and Reorganization Transactions, holders of LLC Units will be entitled to exchange LLC Units, together with an equal number of shares of Class B Common Stock, for shares of Class A Common Stock on a one-for-one basis or, at our election, for cash.

(2) As part of the Offering and Reorganization Transactions, ADVSTRA SC Holdings, LLC, CAPINC SC Holdings, LLC, PAIN SC Holdings, LLC, PRTN SC Holdings, LLC, STRAINC SC Holdings, LLC, Serengeti SC Blockerco LLC, PB Investor I LLC and PB Investor II LLC, Delaware entities that have elected to be taxed as a corporation for U.S. federal income tax purposes (the "Merging Blockers"), will merge with newly-formed subsidiaries of Red Rock in transactions intended to qualify as tax-free for U.S. federal income tax purposes (referred to herein as the "Blocker Mergers"). In the Blocker Mergers, the owner(s) of each Merging Blocker will collectively receive one share of Class A Common Stock for each LLC Unit owned by such Merging Blocker and such number of LLC Units as would be issuable upon a cashless exercise of the Warrants (defined below) held by such Merging Blocker. In the aggregate, approximately 9,923,470 shares of Class A Common Stock of Red Rock are expected to be issued as consideration in the Blocker Mergers, assuming an initial public offering price of $*** per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). In connection with the Blocker Mergers, the Company will (i) withhold *** shares of Class A Common Stock that would otherwise be issued to certain of the members of the Merging Blockers, (ii) sell such shares in this Offering, and (iii) use the net proceeds from the sale of such shares to pay withholding tax obligations with respect to such members. The number of shares of Class A Common Stock issued in the Blocker Mergers and withholding with respect thereto will depend on the actual initial public offering price per share.

Warrants to purchase an aggregate of 448,278 LLC Units (including warrants held by the Merging Blockers) at an exercise price of $*** per LLC Unit and 6,313 LLC Units at an exercise price of $*** per LLC Unit (collectively, the "Warrants") will become exercisable upon consummation of this Offering. We expect that the Warrants will be amended to provide for cashless exercise for LLC Units and that all of the Warrants will be exercised promptly following consummation of this Offering. Assuming that all of the outstanding Warrants are exercised on a cashless basis and an initial public offering price of $*** per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), an aggregate of 454,591 LLC Units will be issuable upon exercise of the Warrants.

(3) Holders of profit units issued by Station Holdco, all of whom are current or former employees of Station LLC, will receive restricted shares of Class A Common Stock issued pursuant to the terms of our new Red Rock Resorts, Inc. 2016 Equity Incentive Plan in substitution for such profit units. As of December 31, 2015, an aggregate of 10,039,007 Station Holdco profit units were outstanding. Pursuant to the terms of the Station Holdco Amended and Restated Profit Unit Plan, an aggregate of 1,814,397 restricted shares of Class A Common Stock will be substituted for the outstanding Station Holdco profit units (assuming an initial public offering price of $*** per share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

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(4) A portion of these LLC Units will be held by subsidiaries of Red Rock. Assumes no exercise of the underwriters' option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, (i) the shares of Class A Common Stock held by public shareholders will constitute 5.1% of the voting power in Red Rock, (ii) holders of Class B Common Stock will have 92.7% of the voting power of Red Rock, (iii) the LLC Units held by the existing owners will constitute 66.4% of the outstanding LLC Units in Station Holdco, and (iv) Red Rock will own 33.6% of the outstanding LLC Units in Station Holdco.

See "The Reorganization of Our Corporate Structure," "Certain Relationships and Related Party Transactions" and "Description of Capital Stock" for more information on the exchange agreement and the rights associated with our common stock and the LLC Units.

Risks Associated with our Business

An investment in shares of our Class A Common Stock involves a high degree of risk. Below is a summary of certain key risk factors that you should consider in evaluating an investment in shares of our Class A Common Stock:

- our reliance on the Las Vegas market;
- the impact of business conditions, including competitive practices, changes in customer demand and the cyclical nature of the gaming and hospitality business generally, on our business and results of operations;
- the impact of general economic conditions outside our control, including changes in interest rates, consumer confidence and unemployment levels, on our business and results of operations;
- the effects of intense competition that exists in the gaming industry;
- the risk that new gaming licenses or gaming activities, such as internet gaming, are approved and result in additional competition;
- our substantial outstanding indebtedness and the effect of our significant debt service requirements on our operations and ability to compete;
- the risk that we will not be able to finance our development and investment projects or refinance our outstanding indebtedness;
- the impact of extensive regulation from gaming and other government authorities, including anti-money laundering laws and regulations, on our ability to operate our business and the risk that regulatory authorities may revoke, suspend, condition or limit our gaming or other licenses, impose substantial fines or take other actions that adversely affect us;
- risks associated with changes to applicable gaming and tax laws that could have a material adverse effect on our financial condition;
- adverse outcomes of legal proceedings and the development of, and changes in, claims or litigation reserves;
- risks associated with development, construction and management of new projects or the expansion of existing facilities, including cost overruns, construction delays, environmental risks and legal or political challenges; and
- the lack of a public market for our common stock.

This list is not exhaustive. Please read the full discussion of these risks and other risks described under the caption "Risk Factors" beginning on page 23 of this prospectus.

Corporate Information

The Company's principal executive offices are located at 1505 South Pavilion Center Drive, Las Vegas, Nevada, 89135 and its telephone number is (702) 495-3000. The Company's website address is www.sclv.com. Information contained on or accessible through the Company's website is not a part of this prospectus and the inclusion of the website address in this prospectus is an inactive textual reference only.

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⊥

THE OFFERING

Issuer . . . . Red Rock Resorts, Inc.

Class A Common Stock Offered by
Us . . . . 26,970,317 shares.

Class A Common Stock offered by
Selling Stockholders . . . . 40,527 shares.

Underwriters' Option to Purchase
Additional Shares . . . . We and the selling stockholders have granted the underwriters a 30-day option to purchase up to 4,045,548 and 6,079 additional shares, respectively, of Class A Common Stock at the initial public offering price less the underwriting discount.

Class A Common Stock to Be
Outstanding After this Offering . . . 38,877,415 shares (or 42,922,963 shares if the underwriters exercise their option to purchase additional shares in full) (or 115,854,845 shares if each outstanding LLC Unit were exchanged for one share of Class A Common Stock, as described under "The Reorganization of Our Corporate Structure").

Class B Common Stock to Be
Outstanding After this Offering . . . 76,977,430 shares (or 72,931,882 shares if the underwriters exercise their option to purchase additional shares in full). In connection with the Offering and Reorganization Transactions, existing owners will purchase for nominal consideration one share of Class B Common Stock for each LLC Unit owned by such existing owner.

When LLC Units and a corresponding number of shares of Class B Common Stock are exchanged for Class A Common Stock by a holder of LLC Units pursuant to the exchange described below, such shares of Class B Common Stock will be cancelled.

Voting Power Held by Holders of
Class A Common Stock After This
Offering . . . . 7.3% (or 8.3% if the underwriters exercise their option to purchase additional shares in full) (or 100% if each outstanding LLC Unit were exchanged for one share of Class A Common Stock, as described under "The Reorganization of Our Corporate Structure"). Each share of Class A Common Stock will be entitled to one vote. Because shares of Class A Common Stock are entitled to one vote, whenever a holder of Class B Common Stock that is entitled to ten votes per share effects an exchange of LLC Units, together with an equivalent number of shares of Class B Common Stock, for shares of Class A Common Stock, such holder's aggregate voting power with respect to Red Rock will be commensurately reduced.

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Voting Power Held by Holders of Class B Common Stock After This Offering	92.7% (or 91.7% if the underwriters exercise their option to purchase additional shares in full) (or 0% if each outstanding LLC Unit were exchanged for one share of Class A Common Stock, as described under "The Reorganization of Our Corporate Structure"). Each outstanding share of Class B Common Stock that is held by a holder that, together with its affiliates, owns at least 30% of the outstanding LLC Units immediately following this Offering and, at the applicable record date, maintains direct or indirect beneficial ownership of at least 10% of the outstanding shares of Class A Common Stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A Common Stock) will be entitled to ten votes and each other outstanding share of Class B Common Stock will be entitled to one vote. Because shares of Class A Common Stock are entitled to one vote, whenever a holder of Class B Common Stock that is entitled to ten votes per share effects an exchange of LLC Units, together with an equivalent number of shares of Class B Common Stock, for shares of Class A Common Stock, such holder's aggregate voting power with respect to Red Rock will be commensurately reduced.
Exchange	LLC Units, together with an equal number of shares of Class B Common Stock, may be exchanged at any time, in certain minimum increments, for shares of our Class A Common Stock on a one-for-one basis or, at our election, for cash.
Use of Proceeds	We estimate that the net proceeds to us from the sale of our Class A Common Stock in this Offering, after deducting underwriting discounts and commissions but before expenses, will be approximately $*** million ($*** million if the underwriters exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $*** per share (the midpoint of the price range set forth on the cover page of this prospectus). We intend to use such net proceeds as follows:

- $423.0 million to acquire newly-issued LLC Units in Station Holdco. In turn, Station Holdco intends to:

  - Contribute $417.0 million of the proceeds it receives from us to Station LLC to pay a portion of the consideration for the Fertitta Entertainment Acquisition. The balance of the purchase price for the Fertitta Entertainment Acquisition will be funded by debt incurred by Station LLC.

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- Apply the balance of the proceeds it receives from us to pay expenses incurred in connection with the Offering and Reorganization Transactions.

- $\$$*** million (or $\$$*** million if the underwriters exercise their option to purchase additional shares in full), to purchase LLC Units from certain of our existing owners, at a per-LLC Unit price equal to the price paid by the underwriters for shares of our Class A Common Stock in this Offering. Accordingly, we will not retain any of these proceeds.

- $\$$*** million to pay withholding tax obligations with respect to certain members of the Merging Blockers.

We will not receive any proceeds from the sale of shares of Class A Common Stock by the selling stockholders.

Voting Rights . . . .   Holders of shares of Class A Common Stock and Class B Common Stock will be entitled to vote on all matters to be voted on by stockholders. Each outstanding share of Class A Common Stock will be entitled to one vote, each outstanding share of Class B Common Stock that is held by a holder that, together with its affiliates, owns at least 30% of the outstanding LLC Units immediately following this Offering and, at the applicable record date, maintains direct or indirect beneficial ownership of at least 10% of the outstanding shares of Class A Common Stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A Common Stock) will be entitled to ten votes and each other outstanding share of Class B Common Stock will be entitled to one vote. We expect that the only existing owners that will satisfy the foregoing criteria will be Fertitta Family Entities. Consequently, such entities will be the only holders of Class B Common Stock entitled to ten votes per share of Class B Common Stock immediately following this Offering. See "Principal and Selling Stockholders." The shares of Class B Common Stock will have no economic rights. Each share of our Class B Common Stock will be entitled to only one vote automatically upon it being held by a holder that, together with its affiliates, did not own at least 30% of the outstanding LLC Units immediately following the consummation of this Offering or owns less than 10% of the outstanding shares of Class A Common Stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A Common Stock). See "Description of Capital Stock—Capital Stock—Class B Common Stock—Voting Rights."

*** Confidential Treatment Requested by Red Rock Resorts, Inc.
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	Holders of our Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our amended and restated certificate of incorporation.
Dividend Policy	Following this Offering and subject to legally available funds, we intend to pay quarterly cash dividends to the holders of our Class A Common Stock initially equal to $*** per share of Class A Common Stock, commencing with the second quarter of 2016. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors will take into account general economic and business conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including Station Holdco) to us, and such other factors as our board of directors may deem relevant. The payment of cash distributions by Station LLC to Station Holdco is restricted under the terms of the agreements governing its outstanding debt, and may be further restricted by other agreements related to indebtedness we incur in the future. Red Rock is a holding company and has no material assets other than its direct and indirect equity interest in Station Holdco and its voting interest in Station LLC. We intend to cause Station Holdco to make distributions to us in an amount sufficient to cover cash dividends, if any, declared by us. If Station Holdco makes such distributions to Red Rock, the other holders of LLC Units will be entitled to receive proportionate distributions based on their percentage ownership of Station Holdco.
Ticker Symbol	"RRR"
Risk Factors	See "Risk Factors" and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A Common Stock.
Conflict of Interest	Because Deutsche Bank Securities Inc., an underwriter for this Offering, is an affiliate of German American Capital Corporation, a Maryland corporation ("GACC"), which is a significant stockholder and one of our existing owners that will receive more than 5% of the net proceeds of this Offering, a conflict of interest under Financial Industry Regulatory Authority, Inc. ("FINRA") Rule 5121 is deemed to exist. Accordingly, this Offering will be conducted in accordance with that rule. See "Underwriting (Conflicts of Interest)."

*** Confidential Treatment Requested by Red Rock Resorts, Inc.
4832-7704-8877

17

⊤

Except as otherwise indicated, all information in this prospectus:

- assumes no exercise of the underwriters' option to purchase additional shares;

- assumes 1,258,556 shares of our Class A Common Stock are issued in respect of grants of restricted stock or are issuable upon exercise of options to purchase shares of Class A Common Stock, in each case pursuant to grants that are expected to be made under the Company's 2016 Equity Incentive Plan to certain of our employees and directors in connection with the Offering. See "Executive Compensation—2016 Equity Incentive Plan";

- assumes 76,977,430 shares of Class A Common Stock are reserved for issuance upon the exchange of LLC Units held by the existing owners immediately following this Offering;

- assumes 10,137,934 shares of Class A Common Stock are issued in the Blocker Mergers;

- assumes 1,814,397 restricted shares of Class A Common Stock are issued to holders of profit units issued by Station Holdco;

- assumes the grant of 169,231 restricted shares of Class A Common Stock to employees and non-employee directors in connection with this Offering;

- assumes 454,591 LLC Units are issued to holders of the Warrants; and

- assumes an initial public offering price of $*** per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

*** **Confidential Treatment Requested by Red Rock Resorts, Inc.**
4832-7704-8877

18

Entertainment Acquisition, as if such transactions had occurred on September 30, 2015 and assuming no exercise of the underwriters' option to purchase additional shares.

	Pro Forma		Historical				
			Nine Months Ended September 30,		Year Ended December 31,		
	Nine Months Ended September 30, 2015	Year Ended December 31, 2014	2015	2014	2014	2013	2012(h)
	(unaudited)		(unaudited)				
	(dollars in thousands, except per share amounts)						
Statement of Operations Data:							
Operating revenues:							
Casino	$ 683,598	$ 897,361	$ 683,598	$ 662,392	$ 897,361	$ 882,241	$ 885,629
Food and beverage	187,565	239,212	187,565	177,357	239,212	235,722	237,770
Room	92,311	112,664	92,311	84,479	112,664	105,630	106,348
Other	52,925	70,522	52,925	53,434	70,522	67,431	69,704
Management fees	63,703	68,782	63,703	51,506	68,782	59,758	30,793
Gross revenues	1,080,102	1,388,541	1,080,102	1,029,168	1,388,541	1,350,782	1,330,244
Promotional allowances	(75,918)	(96,925)	(75,918)	(71,288)	(96,925)	(94,645)	(100,023)
Net revenues	1,004,184	1,291,616	1,004,184	957,880	1,291,616	1,256,137	1,230,221
Operating costs and expenses:							
Casino	257,269	341,490	257,269	253,127	341,490	339,651	355,199
Food and beverage	121,197	157,191	121,197	117,126	157,191	161,790	161,167
Room	34,762	45,479	34,762	34,010	45,479	43,062	43,106
Other	19,537	28,979	19,537	22,161	28,979	26,580	26,987
Selling, general and administrative	256,350	323,783	253,941	240,968	320,120	327,820	308,158
Preopening	1,121	640	1,121	286	640	222	311
Depreciation and amortization	103,896	127,961	103,896	95,600	127,961	128,958	129,267
Management fee expense	—	—	—	—	—	—	15,581
Impairment of goodwill	—	—	—	—	—	1,183	—
Asset impairment(a)	2,101	11,739	2,101	11,739	11,739	—	10,066
Write-downs and other charges, net(b)	3,046	20,956	7,446	20,592	20,956	11,895	9,958
	799,279	1,058,218	801,270	795,609	1,054,555	1,041,161	1,059,800
Operating income	204,905	233,398	202,914	162,271	237,061	214,976	170,421
Earnings from joint ventures	1,070	924	1,070	754	924	1,603	1,773
Operating income and earnings from joint ventures	205,975	234,322	203,984	163,025	237,985	216,579	172,194
Other (expense) income:							
Interest expense, net	(109,366)	(152,504)	(109,030)	(114,631)	(151,702)	(165,220)	(189,781)
Loss on extinguishment of debt(c)	—	(4,132)	(90)	(4,132)	(4,132)	(147,131)	(51,796)
Gain on Native American development(d)	—	49,074	—	49,074	49,074	16,974	102,816
Change in fair value of derivative instruments	(4)	(90)	(4)	(2)	(90)	(291)	(921)
	(109,370)	(107,652)	(109,124)	(69,691)	(106,850)	(295,668)	(139,682)
Income (loss) from continuing operations before income taxes	96,605	126,670	94,860	93,334	131,135	(79,089)	32,512
Income tax (expense) benefit	(10,665)	(14,086)	—	—	—	—	—
Net income (loss) from continuing operations	85,940	112,584	94,860	93,334	131,135	(79,089)	32,512
Discontinued operations(e)	—	—	(171)	(42,312)	(42,548)	(24,976)	(13,003)
Net income (loss)	85,940	112,584	94,689	51,022	88,587	(104,065)	19,509
Less: net income (loss) attributable to noncontrolling interests	66,135	86,423	5,730	(11,921)	(11,955)	(9,067)	(1,606)
Net income (loss) attributable to Red Rock	$ 19,805	$ 26,161	$ 88,959	$ 62,943	$ 100,542	$ (94,998)	$ 21,115
Basic weighted average number of Class A Common shares outstanding	38,296,893	37,843,293					
Basic net income per share applicable to Class A Common Stock	$ 0.52	$ 0.69					
Diluted weighted average number of Class A Common shares outstanding	115,854,845	115,854,845					
Diluted net income per share applicable to Class A Common Stock	$ 0.51	$ 0.67					
Other data							
Adjusted EBITDA(f)	$ 325,586	$ 399,049	$ 325,586	$ 288,525	$ 399,049	$ 362,117	$ 331,958
Capital expenditures			103,889	71,620	102,748	86,728	62,048
Number of hotel rooms(g)			4,041	4,027	4,015	4,056	4,059
Average hotel occupancy rate			94.1%	90.9%	90.6%	88.9%	87.3%
Number of slot machines(g)			23,967	24,391	24,334	20,640	20,969
Number of table games(g)			474	481	469	310	340

*** **Confidential Treatment Requested by Red Rock Resorts, Inc.**
4832-7704-8877

	Pro Forma	Historical		
	As of September 30, 2015	As of September 30, 2015	As of December 31, 2014	As of December 31, 2013
	(unaudited)	(unaudited)		
Balance Sheet Data:				
Cash and cash equivalents	$ 102,648	$ 102,648	$ 122,579	$ 133,598
Total assets	2,916,285	2,952,819	2,995,959	3,098,498
Long term debt, including current portion	2,173,460	2,201,129	2,167,499	2,220,798
Total equity	***	547,200	644,117	692,821

(a) Asset impairment primarily represents the write-down of certain parcels of land to their estimated fair values.

(b) Write-downs and other charges, net, primarily represent losses on asset disposals, severance expense and non-routine transactions.

(c) During the year ended December 31, 2014, we recognized a $4.1 million loss on extinguishment of debt, primarily related to Station LLC's March 2014 repricing of its term loan facility. During the year ended December 31, 2013, we recognized a $147.1 million loss on extinguishment of debt, primarily related to the refinancing of $2.1 billion of our then outstanding debt. During the year ended December 31, 2012, we recognized a $51.8 million loss on extinguishment of debt related to the refinancing of approximately $517 million of our then outstanding debt, mainly the write-off of unamortized debt discount and debt issuance costs related to the previous credit facilities. See Note 11 to the Annual Combined Financial Statements included elsewhere in this prospectus for additional information.

(d) For the years ended December 31, 2014, 2013 and 2012, we recorded gains of $49.1 million, $17.0 million and $102.8 million, respectively, pursuant to repayments on our advances for Graton Resort. The gains were a result of the adjustment of the carrying amount of the project to fair value upon adoption of fresh-start reporting in June 2011, which resulted in the carrying amount of the advances being less than the amount due from the Graton Tribe.

(e) Discontinued operations represents the results of Fertitta Interactive, which ceased operations in the fourth quarter of 2014. See Note 3 to the Annual Combined Financial Statements included elsewhere in this prospectus for additional information. In accordance with the accounting guidance for pro forma financial statements, discontinued operations are not included in the pro forma financial information for the nine months ended September 30, 2015 and the year ended December 31, 2014.

(f) Adjusted EBITDA is a non-GAAP measure that is presented solely as a supplemental disclosure. We define Adjusted EBITDA as net income from continuing operations plus interest expense, net, depreciation and amortization, management fee expense, preopening expense, share-based compensation, a donation to UNLV, asset impairment, write-downs and other charges, net, loss on extinguishment of debt and change in fair value of derivative instruments, minus gain on Native American development and Adjusted EBITDA attributable to the noncontrolling interests of MPM. To evaluate Adjusted EBITDA and the trends it depicts, the components should be considered. Each of these components can significantly affect our results of operations and should be considered in evaluating our operating performance, and the impact of these components cannot be determined from Adjusted EBITDA.

Set forth below is a reconciliation of net income (loss) from continuing operations to Adjusted EBITDA for the nine months ended September 30, 2015 and the year ended December 31, 2014, each on a pro forma basis, and the nine months ended September 30, 2015 and 2014 and the years ended December 31, 2014, 2013 and 2012.

	Pro Forma		Historical				
	Nine Months Ended September 30, 2015	Year ended December 31, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
	(unaudited)		(unaudited)				
	(dollars in thousands, except share amounts)						
Net income (loss) from continuing operations	$ 85,940	$112,584	$ 94,860	$ 93,334	$131,135	$(79,089)	$ 32,512
Interest expense, net	109,366	152,504	109,030	114,631	151,702	165,220	189,781
Income tax expense	10,665	14,086	—	—	—	—	—
Depreciation and amortization	103,896	127,961	103,896	95,600	127,961	128,958	129,267
Management fee expense	—	—	—	—	—	—	15,581
Preopening expense	1,121	640	1,121	286	640	222	311
Joint venture preopening expense	—	435	—	409	435	195	—
Share-based compensation	19,506	16,420	17,097	8,699	12,757	16,359	8,129
Donation to UNLV	2,500	—	2,500	—	—	—	—
Asset impairment	2,101	11,739	2,101	11,739	11,739	1,183	10,066
Write-downs and other charges, net	3,046	20,956	7,446	20,592	20,956	11,895	9,958
Loss on extinguishment of debt	—	4,132	90	4,132	4,132	147,131	51,796
Gain on Native American development	—	(49,074)	—	(49,074)	(49,074)	(16,974)	(102,816)
Change in fair value of derivative instruments	4	90	4	2	90	291	921
Adjusted EBITDA attributable to noncontrolling interest	(12,559)	(13,424)	(12,559)	(11,825)	(13,424)	(13,274)	(13,548)
Adjusted EBITDA	$325,586	$399,049	$325,586	$288,525	$399,049	$362,117	$ 331,958

*** Confidential Treatment Requested by Red Rock Resorts, Inc.
4832-7704-8877

With respect to our preliminary estimated financial results described in "—Recent Developments," the follow in tables set forth a reconciliation of estimated net income for the three months ended December 31, 2015, as determined in accordance with GAAP, to estimated Adjusted EBITDA for such period:

	Three Months Ended December 31, 2015		Three Months Ended December 31, 2014
	Low	High	
		(unaudited)	
Net income from continuing operations			
Interest expense, net			
Depreciation and amortization			
Preopening expense			
Joint venture preopening expense			
Share-based compensation			
Asset impairment			
Impairment of investment in joint venture			
Write-downs and other charges, net			
Change in fair value of derivative instruments			
Adjusted EBITDA attributable to MPM noncontrolling interest			
Adjusted EBITDA			

(g)   As of the last day of the period presented, including Native American properties.

(h)   Includes Fertitta Entertainment for the period April 30, 2012 through December 31, 2012.

22

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causing a material adverse effect on our business, financial condition, results of operations and cash flows.

Failure to maintain the integrity of our internal or customer data, including defending our information systems against hacking, security breaches, computer malware, cyber-attacks and similar technology exploitation risks, could have an adverse effect on our results of operations and cash flows, and/or subject us to costs, fines or lawsuits.

Our business requires the collection and retention of large volumes of data about our customers, employees, suppliers and business partners, including customer credit card numbers and other personally identifiable information of our customers and employees, in various information systems that we maintain and in those maintained by third party service providers. The integrity and protection of that data is important to our business and is subject to privacy laws enacted by various jurisdictions. The regulatory environment and the requirements imposed on us by the payment card industry surrounding information, security and privacy are evolving and may be inconsistent. Our systems may be unable to meet changing regulatory and payment card industry requirements and employee and customer expectations, or may require significant additional investments or time in order to do so. Our information systems and records, including those maintained by service providers, may be subject to security breaches, system failures, viruses, operator error or inadvertent releases of data. The steps we have taken to mitigate these risks may not be sufficient and a significant theft, loss or fraudulent use of customer, employee or company data maintained by us or by a service provider could have an adverse effect on our reputation and employee relationships and could result in remedial and other expenses, fines or litigation. A breach in the security of our information systems or those of our service providers could lead to an interruption in the operation of our systems or loss, disclosure or misappropriation of our business information and could have an adverse effect on our business, results of operations and cash flows.

Risks Related to our Capital Structure

We have a substantial amount of indebtedness, which could have a material adverse effect on our financial condition and our ability to obtain financing in the future and to react to changes in our business.

We have a substantial amount of debt, which requires significant principal and interest payments. As of September 30, 2015, after giving pro forma effect to the Fertitta Entertainment Acquisition, including the payment of certain liabilities not included in the acquisition, and the Offering and Reorganization Transactions, the principal amount of our outstanding indebtedness, including original issue discount and our $114 million non-recourse land loan, totaled approximately $2.2 billion, and we have $225.1 million of undrawn availability under our revolving credit facility. Our ability to make interest payments on our debt will be significantly impacted by general economic, financial, competitive and other factors beyond our control.

Our substantial indebtedness could:

- make it more difficult for us to satisfy our obligations under our senior notes and senior secured credit facilities and other indebtedness;

- increase our vulnerability to adverse economic and general industry conditions, including interest rate fluctuations, because a portion of our borrowings, including those under our senior secured credit facilities, are and will continue to be at variable rates of interest;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce the availability of our cash flow from operations to fund working capital, capital expenditures or other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and industry;

⊤

⊥

senior notes would be entitled to exercise remedies under our indenture. If our indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full. Moreover, in the event that such indebtedness is accelerated, there can be no assurance that we will be able to refinance it on acceptable terms, or at all. These events could result in the loss of your investment in our Class A Common Stock.

Despite our current indebtedness levels, we and our subsidiaries may still incur significant additional indebtedness, which could increase the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness, including additional secured indebtedness, in the future. The terms of the documents governing our indebtedness restrict, but do not completely prohibit, us from doing so. As of September 30, 2015, after giving pro forma effect to the Fertitta Entertainment Acquisition and the Offering and Reorganization Transactions, including the payment of certain liabilities not included in the acquisition, we had $225.1 million of undrawn availability under our credit facility (after giving effect to the issuance of approximately $33.2 million of letters of credit and similar obligations). In addition, the indenture governing our senior notes allows us to issue additional notes under certain circumstances. The indenture also allows us to incur certain other additional secured and unsecured debt. Further, the indenture does not prevent us from incurring other liabilities that do not constitute indebtedness. If new debt or other liabilities are added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We will also be required to obtain the consent of the lenders under our credit facility to refinance material portions of our indebtedness. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. If our operating results and available cash are insufficient to meet our debt service obligations, we could face substantial liquidity problems and might be required to dispose of significant assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due. Additionally, the documents governing our indebtedness limit the use of the proceeds from any disposition; as a result, we may not be allowed, under these documents, to use proceeds from such dispositions to satisfy all current debt service obligations.

Our ability to service all of our indebtedness depends on our ability to generate cash flow, which is subject to factors that are beyond our control.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to general economic, financial, competitive and other factors that are beyond our control. In addition, a further deterioration in the economic performance of our casino properties may cause us to reduce or delay investments and capital expenditures, or to sell assets. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations.

*** Confidential Treatment Requested by Red Rock Resorts, Inc.
4832-7704-8877

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Red Rock Resorts, Inc. S-1   Proj: P20396BHL15 Job: 15ZCM49608 (15-20396-8)
Page Dim: 8.250″ X 10.750″ Copy Dim: 38. X 54.3   File: CG49608A.;4   v6.8

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Our substantial indebtedness exposes us to significant interest expense increases if interest rates increase.

As of September 30, 2015, after giving pro forma effect to the Fertitta Entertainment Acquisition, including the payment of certain liabilities not included in the acquisition, and the Offering and Reorganization Transactions, approximately $1,678.5 million, or 75.7%, of our borrowings were at variable interest rates and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease. Assuming our consolidated variable interest rate indebtedness outstanding as of September 30, 2015 remains the same, an increase of 1% in the interest rates payable on our variable rate indebtedness would increase our 2015 annual estimated debt-service requirements by approximately $3.1 million. Accordingly, an increase in interest rates from current levels could cause our annual debt-service obligations to increase significantly.

Risks Related to Our Structure and Organization

Red Rock's only asset after the completion of this Offering will be its interest in Station Holdco and Station LLC. Accordingly it will be dependent upon distributions from Station Holdco to make payments under the tax receivable agreement, pay dividends, if any, and pay taxes and other expenses.

Following the completion of the Offering and Reorganization Transactions, Red Rock will be a holding company and will have no assets other than its ownership of LLC Units and its voting interest in Station LLC. Red Rock will have no independent means of generating revenue. Red Rock intends to cause Station Holdco to make distributions to its members, including us, in an amount sufficient to cover all applicable taxes at assumed tax rates, payments under the tax receivable agreement and dividends, if any, declared by it. To the extent that Red Rock needs funds, and Station Holdco is restricted from making such distributions pursuant to the terms of the agreements governing its debt or under applicable law or regulation, or is otherwise unable to provide such funds, it could materially and adversely affect Red Rock's liquidity and financial condition. The earnings from, or other available assets of, Station Holdco may not be sufficient to pay dividends or make distributions or loans to Red Rock to enable it to pay taxes and other expenses and make payments under the tax receivable agreement or pay dividends on the Class A Common Stock.

Payments of dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. Our credit facility and the indenture governing our senior notes include, and any financing arrangement that we enter into in the future may include, restrictive covenants that limit our ability to pay dividends and make distributions. In addition, Station Holdco is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Station Holdco (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Station Holdco are generally subject to similar legal limitations on their ability to make distributions to Station Holdco.

Our Principal Equityholders have control over our management and affairs, and their interests may differ from our interests or those of our other stockholders.

Following this Offering, each outstanding share of Class B Common Stock that is held by a holder that, together with its affiliates, owns LLC Units representing at least 30% of the outstanding LLC Units immediately following this Offering and, at the applicable record date, maintains direct or indirect beneficial ownership of at least 10% of the outstanding shares of Class A Common Stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A Common Stock) will be entitled to ten votes and each other outstanding share of Class B Common Stock will be entitled to one vote. As a result, following this Offering, Fertitta Family Entities will hold approximately 87.0% of the combined voting power of Red Rock (assuming no exercise of the

36

underwriters' option to purchase additional shares). Due to their ownership, the Fertitta Family Entities will have the power to control our management and affairs, including the power to:

- elect all of our directors;
- agree to sell or otherwise transfer a controlling stake in our company, which may result in the acquisition of effective control of our company by a third party; and
- determine the outcome of substantially all actions requiring stockholder approval, including transactions with related parties, corporate reorganizations, acquisitions and dispositions of assets, and dividends.

The interests of the Fertitta Family Entities may differ from our interests or those of our other stockholders and the concentration of control in the Fertitta Family Entities will limit other stockholders' ability to influence corporate matters. The concentration of ownership and voting power of the Fertitta Family Entities may also prevent or cause a change of control of our company or a change in the composition of our board of directors and will make some transactions impossible without the support of the Fertitta Family Entities, even if such events are in the best interests of our other stockholders. In addition, as a result of the concentration of voting power among the Fertitta Family Entities, we may take actions that our other stockholders do not view as beneficial, which may adversely affect our results of operations and financial condition and cause the value of your investment in our Class A Common Stock to decline.

In addition, because the Principal Equityholders hold their ownership interest in part of our business directly and/or indirectly through Station Holdco, rather than through Red Rock, the public company, these existing owners may have conflicting interests with holders of shares of our Class A Common Stock. For example, if Station Holdco makes distributions to Red Rock, our existing owners will also be entitled to receive distributions pro rata in accordance with the percentages of their respective LLC Units and their preferences as to the timing and amount of any such distributions may differ from those of our public shareholders. Our existing owners may also have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, especially in light of the existence of the tax receivable agreement that we will enter into in connection with this Offering, whether and when to incur new, or refinance existing, indebtedness, and whether and when Red Rock should terminate the tax receivable agreement and accelerate its obligations thereunder. In addition, the structuring of future transactions may take into consideration these existing owners' tax or other considerations even where no similar benefit would accrue to us. For example, a disposition of real estate or other assets in a taxable transaction could accelerate then-existing obligations under the tax receivable agreement, which may result in differing incentives between the Principal Equityholders and Red Rock with respect to such a transaction. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Moreover, GACC will hold approximately 18.0% of the LLC Units and 3.9% of the voting power of Red Rock (assuming no exercise of the underwriters' option to purchase additional shares) and is a lender under our revolving credit facility and our land loan. To the extent that GACC continues to hold interests at multiple levels of our capital structure, it may have a conflict of interest and make decisions or take actions that reflect its interests as our secured lender, unsecured lender or equityholder that could have adverse consequences to our other stakeholders. See "Underwriting (Conflicts of Interest)."

Upon the listing of our shares on NASDAQ, we will be a "controlled company" within the meaning of the rules of NASDAQ and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of this Offering, the Fertitta Family Entities will hold more than 50% of the voting power of our shares eligible to vote. As a result, we will be a "controlled company" under the rules of NASDAQ. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including the requirements that (i) a majority of the board of directors consist of independent directors and (ii) that the board of directors have compensation and nominating and corporate governance committees composed entirely of independent directors. Although we expect that a majority of the members of our board of directors will be independent and that our compensation and nominating and corporate governance committees will be comprised entirely of independent directors, in the future we may elect not to comply with certain corporate governance requirements that are not applicable to controlled companies.

We will be required to pay our existing owners for certain tax benefits we may claim arising in connection with this Offering and related transactions, and the amounts we may pay could be substantial.

We will enter into a tax receivable agreement with our existing owners that will provide for the payment by Red Rock to our existing owners of 85% of the amount of benefits, if any, that Red Rock realizes (or is deemed to realize in the case of an early termination payment by us, a change in control or a material breach by us of our obligations under the tax receivable agreement, as discussed below) as a result of (i) increases in tax basis resulting from our purchases or exchanges of LLC Units and (ii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments that we are required to make under the tax receivable agreement. See "The Reorganization of Our Corporate Structure" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Any increases in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, cannot reliably be predicted at this time. The amount of any such increases and payments will vary depending upon a number of factors, including, but not limited to, the timing of exchanges, the price of our Class A Common Stock at the time of the exchanges, the amount, character and timing of our income and the tax rates then applicable.

The payments that we may make under the tax receivable agreement could be substantial. Assuming no material changes in the relevant tax law and based on our current operating plan and other assumptions, including our estimate of the tax basis of our assets as of December 31, 2014 and that Red Rock earns sufficient taxable income to realize all the tax benefits that are subject to the tax receivable agreement, we expect future payments under the tax receivable agreement relating to the purchase by Red Rock of LLC Units as part of this Offering to aggregate $28 million (or $58 million if the underwriters exercise their option to purchase additional shares in full) and to range over the next 15 years from approximately $1.3 million to $3.2 million per year (or approximately $2.8 million to $6.8 million per year if the underwriters exercise their option to purchase additional shares in full) and decline thereafter. The foregoing numbers are merely estimates that are based on current assumptions. The amount of actual payments could differ materially.

Future payments to our existing owners in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial as well. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise (as described below), the payments under the tax receivable agreement exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement and/or distributions to Red Rock by Station Holdco are not sufficient to permit Red Rock to make payments under the tax receivable agreement after it has paid taxes.

*** Confidential Treatment Requested by Red Rock Resorts, Inc.
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income tax purposes. Except for merger agreements with Merging Blockers that have been managed by Station Holdco, the merger agreements relating to the Blocker Mergers contain customary representations and warranties and indemnities from the owners of such Merging Blockers. As a result of the Blocker Mergers, Red Rock will indirectly become the owner of the LLC Units owned by the Merging Blockers. In the event that any of the Merging Blockers have liabilities, Red Rock may bear some, or all, of the risks relating to any such liabilities, which could be significant.

Risks Related to Ownership of Our Class A Common Stock and This Offering

The entire net proceeds from this Offering will be used to purchase LLC Units in Station Holdco, which will use a portion of the net proceeds to acquire Fertitta Entertainment. The use of proceeds from this Offering to pay a portion of the consideration in the Fertitta Entertainment Acquisition may not yield a favorable return.

We intend to use the entire net proceeds from this Offering to purchase newly-issued and currently existing LLC Units in Station Holdco, as described under "The Reorganization of Our Corporate Structure" and "Use of Proceeds." Accordingly, Red Rock will not retain any of these net proceeds.

Red Rock intends to use a portion of the net proceeds from this Offering to acquire newly-issued LLC Units from Station Holdco. Station Holdco will contribute $417.0 million of such proceeds to Station LLC to pay a portion of the purchase price for the Fertitta Entertainment Acquisition and Station LLC intends to incur additional indebtedness to fund the balance of the purchase price for the Fertitta Entertainment Acquisition. The majority of the membership interests of Fertitta Entertainment are owned by Frank J. Fertitta III and Lorenzo J. Fertitta and the remainder of the membership interests is held by other members of our management and individuals who will be employed by us following the consummation of the Offering and Reorganization Transactions. Although we will no longer be required to pay management fees to a third party following the Fertitta Entertainment Acquisition, in connection with the Offering and Reorganization Transactions, we expect to assume or enter into new employment agreements or other employment relationships with our executive officers and other individuals who were employed by Fertitta Entertainment and provided services to us through the management agreements prior to the consummation of Fertitta Entertainment Acquisition. As a result, we cannot assure you that the purchase of Fertitta Entertainment will result in a favorable return.

There is no existing market for our Class A Common Stock. As a result, the share price for our Class A Common Stock may fluctuate significantly.

Prior to this Offering, there has been no public market for our Class A Common Stock. We cannot provide any assurance that an active trading market will develop upon completion of this Offering or, if it does develop, that it will be sustained, which may make it difficult for you to sell your shares of Class A Common Stock at an attractive price or at all. The initial public offering price of our Class A Common Stock will be determined by negotiation among us and the representatives of the underwriters and may not be representative of the price that will prevail in the open market after the completion of this Offering. Among the factors to be considered in determining the offering price are the information presented in this prospectus; the history of, the economic conditions in and prospects for, the industry in which we compete; our markets; the ability of our management; the prospects for our future earnings; our results of operations and our current financial condition; the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and the general condition of the securities markets at the time of this Offering. The offering price may not accurately reflect the value of our common stock and may not be realized upon any subsequent disposition of the shares. See "Underwriting (Conflicts of Interest)" for a discussion of the factors that were considered in determining the initial public offering price.

*** Confidential Treatment Requested by Red Rock Resorts, Inc.
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The market price of our Class A Common Stock after this Offering may be significantly affected by factors such as quarterly variations in our results of operations, changes in government regulations, general market conditions specific to the gaming industry, changes in interest rates, changes in general economic and political conditions, volatility in the financial markets, threatened or actual litigation or government investigations, the addition or departure of key personnel, actions taken by our shareholders, including the sale or other disposition of their shares of our Class A Common Stock, differences between our actual financial and operating results and those expected by investors and analysts and changes in analysts' recommendations or projections.

These and other factors may lower the market price of our Class A Common Stock, even though they may or may not affect our actual operating performance. As a result, our Class A Common Stock may trade at prices significantly below the public offering price or net tangible book value.

Furthermore, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our Class A Common Stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our Class A Common Stock and materially affect the value of your investment.

If you purchase shares of our Class A Common Stock in this Offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our Class A Common Stock is substantially higher than the pro forma net tangible book value per share of our Class A Common Stock. Therefore, if you purchase shares of our Class A Common Stock in this Offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our Class A Common Stock and the pro forma net tangible book value per share of our Class A Common Stock after this Offering. See "Dilution."

You will incur additional dilution if we raise additional capital through the issuance of new equity securities at a price lower than the initial public offering price of our Class A Common Stock or issue shares in connection with our equity incentive plan.

If we raise additional capital through the issuance of new equity securities at a lower price than the initial public offering price, you will be subject to additional dilution. If we are unable to access the public markets in the future, or if our performance or prospects decrease, we may need to consummate a private placement or public offering of our Class A Common Stock at a lower price than the initial public offering price. In addition, any new securities may have rights, preferences or privileges senior to our Class A Common Stock. Additionally, we have reserved 11,585,485 shares of our Class A Common Stock for issuance under our 2016 Equity Incentive Plan, including 1,089,325 shares of our Class A Common Stock issuable upon the exercise of stock options that we intend to grant to our officers and employees and 169,231 shares of restricted Class A Common Stock that we intend to grant to certain of our directors, officers and employees at the time of this Offering or will be issued in substitution of profit units held by current or former employees of Station LLC. Our estimate of the number of restricted shares of Class A Common Stock that will be substituted for the outstanding Station Holdco profit units assumes an initial public offering price of $*** per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). See "Executive Compensation—2016 Equity Incentive Plan."

*** **Confidential Treatment Requested by Red Rock Resorts, Inc.**
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The market price of our Class A Common Stock could decline due to the large number of shares of Class A Common Stock eligible for future sale upon the exchange of LLC Units by our existing owners.

After completion of this Offering, approximately 76,977,430 LLC Units of Station Holdco will be owned by our existing owners, or 66.4% of Red Rock Class A Common Stock on a fully converted basis (or 72,931,882 LLC Units and 63.0%, respectively, if the underwriters exercise their option to purchase additional shares in full). Under the exchange agreement, each holder of shares our Class B Common Stock will be entitled to exchange its LLC Units for shares of our Class A Common Stock, as described under "The Reorganization of Our Corporate Structure" and "Certain Relationships and Related Party Transactions." We will grant registration rights with respect to the shares of Class A Common Stock delivered in exchange for LLC Units subject to the lock-up agreements described under "Underwriting (Conflicts of Interest)." See "The Reorganization of Our Corporate Structure" and "Certain Relationships and Related Party Transactions—Registration Rights."

The market price of our Class A Common Stock could decline as a result of sales of a large number of shares of our Class A Common Stock eligible for future sale, including upon the exchange of LLC Units, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, may make it more difficult for holders of our Class A Common Stock to sell such stock in the future at a time and at a price that they deem appropriate. In addition, they may make it more difficult for us to raise additional capital by selling equity securities in the future. See "Shares Eligible for Future Sale."

We may not have sufficient funds to pay dividends on our Class A Common Stock.

Although we intend to pay dividends on our Class A Common Stock to the extent that we have sufficient funds available for such purpose, the declaration, amount and payment of any future dividends on shares of Class A common stock will be at the sole discretion of our board of directors and we may reduce or discontinue entirely the payment of such dividends at any time. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant. The existing debt agreements of Station LLC limit the ability of Station LLC to make distributions to Station Holdco, which effectively restricts the ability of Station Holdco to distribute sufficient funds to permit Red Rock to pay dividends to its stockholders. In addition, Red Rock will be required to apply funds distributed by Station Holdco to pay taxes and make payments under the tax receivable agreement. Therefore, we cannot assure you that you will receive any dividends on your Class A Common Stock. Accordingly, you may need to sell your shares of Class A Common Stock to realize a return on your investment, and you may not be able to sell your shares above the price you paid for them. See "Dividend Policy."

Anti-takeover provisions and shareholder requirements in our charter documents, provisions of Delaware law and Nevada gaming laws may delay or prevent our acquisition by a third party, which might diminish the value of our Class A Common Stock. Provisions in our debt agreements may also require an acquirer to refinance our outstanding indebtedness if a change of control occurs, which could discourage or increase the costs of a takeover.

In addition to the Fertitta Family Entities owning approximately 87.0% of the combined voting power of our common stock following the consummation of this Offering, which will permit them to control decisions made by our stockholders, including election of directors and change of control transactions, our amended and restated certificate of incorporation and bylaws are expected to contain provisions which could make it harder for a third party to acquire us. These provisions include certain super-majority approval requirements and limitations on actions by written consent of our stockholders

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THE REORGANIZATION OF OUR CORPORATE STRUCTURE

The following actions will be taken in connection with the closing of this Offering:

- We will amend and restate the certificate of incorporation of Red Rock to, among other things, provide for Class A Common Stock and Class B Common Stock. See "Description of Capital Stock."

- We will issue shares of our Class B Common Stock to our existing owners for nominal consideration. Our existing owners will be issued one share of Class B Common Stock for each LLC Unit they own.

- We will consummate the Blocker Mergers and issue shares of Class A Common Stock to the members of the Merging Blockers in proportion to the LLC Units owned by the Merging Blockers, including the LLC Units issuable upon a cashless exercise of the warrants owned by the Merging Blockers. See "Certain Relationships and Related Party Transactions—Blocker Mergers."

- The holders of profit units issued by Station Holdco, all of whom are current or former employees of Station LLC, will be issued an aggregate of 1,814,397 restricted shares of Class A Common Stock pursuant to the terms our new Red Rock Resorts, Inc. 2016 Equity Incentive Plan in substitution for such profit units (assuming an initial public offering price of $*** per share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

- We will amend and restate the limited liability company agreement of Station Holdco to, among other things, appoint Red Rock as the sole managing member of Station Holdco. See "Certain Relationships and Related Party Transactions—Limited Liability Company Agreement of Station Holdco."

- We will enter into an exchange agreement with our existing owners pursuant to which the existing owners will be entitled to exchange LLC Units, together with an equal number of shares of Class B Common Stock, for shares of Class A Common Stock on a one-for-one basis or, at our election, for cash. See "Certain Relationships and Related Party Transactions—Exchange Agreement."

- We will enter into a tax receivable agreement with our existing owners that will provide for the payment by Red Rock of 85% of the amount of benefits, if any, that Red Rock realizes (or is deemed to realize in the case of an early termination payment by us, a change in control or a material breach by us of our obligations under the tax receivable agreement, as discussed below) as a result of (i) increases in tax basis resulting from purchases or exchanges of LLC Units and (ii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments that we are required to make under the tax receivable agreement. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

- The holders of the outstanding Warrants to purchase LLC Units are expected to exercise their Warrants on a cashless basis.

- We will issue 26,970,317 shares of our Class A Common Stock to the purchasers in this Offering (or 31,015,865 shares if the underwriters exercise their option to purchase additional shares in full) in exchange for net proceeds of approximately $*** million (or approximately $*** million if the underwriters exercise their option to purchase additional shares in full);

*** **Confidential Treatment Requested by Red Rock Resorts, Inc.**
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- We will use approximately $*** million of the net proceeds of this Offering to purchase *** LLC Units (or *** LLC Units for an aggregate of $*** million if the underwriters exercise their option to purchase additional shares in full) from certain of our existing owners, at a per-LLC Unit price equal to the price paid by the underwriters for shares of our Class A Common Stock in this Offering. Accordingly, we will not retain any of these proceeds. See "Certain Relationships and Related Party Transactions—Purchase of LLC Units from Existing Owners."

- We will use approximately $423.0 million of the net proceeds of this Offering to acquire *** newly-issued LLC Units in Station Holdco.

- The selling stockholders will sell 40,527 shares of Class A Common Stock to the purchasers in this Offering (or 46,606 shares if the underwriters exercise their option to purchase additional shares in full). We will not receive any proceeds from the sale of shares of Class A Common Stock by the selling stockholders.

- Station Holdco will contribute $417.0 million of the proceeds it receives from Red Rock to Station LLC to pay a portion of the purchase price for the Fertitta Entertainment Acquisition and will apply the balance of the proceeds it receives from us to pay expenses incurred in connection with the Offering and Reorganization Transactions. The balance of the Fertitta Entertainment Acquisition will be funded by debt incurred by Station LLC. Such purchase price will be payable to members of Fertitta Entertainment, which include entities affiliated with Frank J. Fertitta III, Lorenzo J. Fertitta and certain other executive officers and employees of Fertitta Entertainment. In connection with the Fertitta Entertainment Acquisition, we will enter into new employment agreements or other employment relationships with our executive officers and other individuals who were employed by Fertitta Entertainment and provided services to us through the management agreements prior to the consummation of the Fertitta Entertainment Acquisition.

- We will use approximately $*** million of the net proceeds of this Offering to pay withholding tax obligations with respect to certain members of the Merging Blockers.

*** **Confidential Treatment Requested by Red Rock Resorts, Inc.**
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The following chart summarizes our organizational structure following the consummation of the Offering and Reorganization Transactions and the Fertitta Entertainment Acquisition. This chart is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us:


Existing Owners
Public Shareholders
Members of Merging Blockers(2)
Former Station Holdco Profit Unit Holders(3)
Class B Shares(1)
• Voting rights only
• Ten votes for each outstanding share of Class B Common Stock held by an existing owner that holds at least 30% of the LLC Units immediately after this Offering and, at the relevant record date, at least 10% of the Class A Common Stock (on an as-exchanged basis)
• One vote for each other outstanding share of Class B Common Stock
Class A Shares(1)
• 7.3% of voting power in Red Rock Resorts, Inc.(2)
• One vote for each outstanding share of Class A Common Stock
• 100% of economic interests in Red Rock Resorts, Inc.
LLC Units
• 66.4% of the outstanding LLC Units in Station Holdco LLC(4)
• Not publicly traded
• Economic rights only, subject to certain limited approval rights
• Together with one share of Class B Common Stock, exchangeable on a 1-for-1 basis for shares of Class A Common Stock
Red Rock Resorts, Inc.
Sole Managing Member and LLC Units
• 33.6% of the outstanding LLC Units in Station Holdco LLC(4)
• Not publicly traded
• Number of LLC Units held equals number of outstanding shares of Class A Common Stock
• 100% of voting power in Station Holdco LLC, subject to certain limited exceptions
Station Holdco LLC
Nonvoting Interests
Station Casinos LLC
Voting Interests
Operating Subsidiaries
Fertitta Entertainment

(1) Shares of Class A Common Stock and Class B Common Stock vote as a single class. Each outstanding share of Class A Common Stock will be entitled to one vote, each outstanding share of Class B Common Stock that is held by a holder that, together with its affiliates, owned LLC Units representing at least 30% of the outstanding LLC Units immediately following this Offering and, at the applicable record date, maintains direct or indirect beneficial ownership of at least 10% of the outstanding shares of Class A Common Stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A Common Stock) will be entitled to

***** Confidential Treatment Requested by Red Rock Resorts, Inc.**
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ten votes and each other outstanding share of Class B Common Stock will be entitled to one vote. We expect that the only existing owners that will satisfy the foregoing criteria will be Fertitta Family Entities. Consequently, such entities will be the only holders of Class B Common Stock entitled to ten votes per share of Class B Common Stock immediately following this Offering. See "Principal and Selling Stockholders." In accordance with the exchange agreement to be entered into in connection with the Offering and Reorganization Transactions, holders of LLC Units will be entitled to exchange LLC Units, together with an equal number of shares of Class B Common Stock, for shares of Class A Common Stock on a one-for-one basis or, at our election, for cash.

(2) As part of the Offering and Reorganization Transactions, the Merging Blockers will merge with newly-formed subsidiaries of Red Rock in the Blocker Mergers, which are intended to qualify as tax-free for U.S. federal income tax purposes. In the Blocker Mergers, the owner(s) of each Merging Blocker will collectively receive one share of Class A Common Stock for each LLC Unit owned by such Merging Blocker and such number of LLC Units as would be issuable upon a cashless exercise of the Warrants held by such Merging Blocker. In the aggregate, approximately 9,923,470 shares of Class A Common Stock of Red Rock are expected to be issued as consideration in the Blocker Mergers, assuming an initial public offering price of $*** per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). In connection with the Blocker Mergers, the Company will (i) withhold 214,464 shares of Class A Common Stock that would otherwise be issued to certain of the members of the Merging Blockers, (ii) sell such shares in this Offering, and (iii) use the net proceeds from the sale of such shares to pay withholding tax obligations with respect to such members. The number of shares of Class A Common Stock issued in the Blocker Mergers and withholding with respect thereto will depend on the actual initial public offering price per share.

Assuming that all of the outstanding Warrants are exercised on a cashless basis and an initial public offering price of $*** per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), an aggregate of 454,591 LLC Units will be issuable upon exercise of the Warrants.

(3) Holders of profit units issued by Station Holdco, all of whom are current or former employees of Station LLC, will receive restricted shares of Class A Common Stock issued pursuant to the terms our new Red Rock Resorts, Inc. 2016 Equity Incentive Plan in substitution for such profit units. As of December 31, 2015, an aggregate of 10,039,007 Station Holdco profit units were outstanding. Pursuant to the terms of the Station Holdco Amended and Restated Profit Unit Plan, an aggregate of 1,814,397 restricted shares of Class A Common Stock will be substituted for the outstanding Station Holdco profit units (assuming an initial public offering price of $*** per share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

(4) A portion of these LLC Units will be held by subsidiaries of Red Rock. Assumes no exercise of the underwriters' option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, (i) the shares of Class A Common Stock held by public shareholders will constitute 5.1% of the voting power in Red Rock, (ii) holders of Class B Common Stock will have 92.7% of the voting power of Red Rock, (iii) the LLC Units held by the existing owners will constitute 74.2% of the outstanding LLC Units in Station Holdco, and (iv) Red Rock will own 25.8% of the outstanding LLC Units in Station Holdco.

Following the consummation of the Offering and Reorganization Transactions, Red Rock will be a holding company and its sole assets will be its direct and indirect equity interest in Station Holdco and its voting interest in Station LLC. Red Rock will operate and control all of the business and affairs of

---

*** **Confidential Treatment Requested by Red Rock Resorts, Inc.**
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Station Holdco and its subsidiaries. Accordingly, although Red Rock will own a minority economic interest in Station Holdco following the consummation of the Offering, Red Rock will have 100% of the voting power and will control management of Station Holdco, subject to certain exceptions, and will have 100% of the voting power of Station LLC. The combined financial results of Station Holdco and its consolidated subsidiaries (including Fertitta Entertainment) will be consolidated in our financial statements.

Red Rock was incorporated as a Delaware corporation on September 9, 2015 as "Station Casinos Corp." and changed its name to "Red Rock Resorts, Inc." on January 5, 2016. Red Rock has not engaged in any business or other activities except in connection with its formation. Immediately prior to the completion of this Offering, Red Rock intends to amend and restate its certificate of incorporation to, among other things, authorize two classes of common stock, Class A Common Stock and Class B Common Stock. Each outstanding share of Class A Common Stock will be entitled to one vote, each outstanding share of Class B Common Stock that is held by a holder that, together with its affiliates, owns LLC Units representing at least 30% of the outstanding LLC Units immediately following this Offering and, at the applicable record date, maintains direct or indirect beneficial ownership of at least 10% of the outstanding shares of Class A Common Stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A Common Stock) will be entitled to ten votes and each other outstanding share of Class B Common Stock will be entitled to one vote and will have the terms described under "Description of Capital Stock." We expect that the only existing owners that will satisfy the foregoing criteria will be Fertitta Family Entities. Consequently, such entities will be the only holders of Class B Common Stock entitled to ten votes per share of Class B Common Stock immediately following this Offering. See "Principal and Selling Stockholders." Red Rock's Class A Common Stock will be issued to investors in this Offering.

Station Holdco currently owns non-voting interests in Station LLC that represent all of the economic interests of Station LLC. The voting interests of Station LLC are held by Station Voteco. Station Voteco is owned by Robert A. Cashell Jr., who is designated as a member of Station Voteco by GACC, and an entity owned by Frank J. Fertitta III and Lorenzo J. Fertitta. Immediately prior to the consummation of this Offering, Station Voteco will transfer the voting interest of Station LLC to Red Rock. No consideration will be payable to the members of Station Voteco in connection with such transfer. Upon consummation of such transfer, Station Voteco will be dissolved.

As a result of the transactions described above:

- the investors in this Offering will collectively own 27,010,844 shares of our Class A Common Stock (or 31,062,471 shares of our Class A Common Stock if the underwriters exercise their option to purchase additional shares in full) and Red Rock will hold 38,877,415 LLC Units (or 42,922,963 LLC Units if the underwriters exercise their option to purchase additional shares in full);

- our existing owners will hold 76,977,430 LLC Units (or 72,931,882 LLC Units if the underwriters exercise their option to purchase additional shares in full), assuming a cashless exercise of the Warrants and that all of the Warrants are exercised for LLC Units and an initial public offering price of $*** per share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus;

- members of the Merging Blockers will hold 9,923,470 shares of Class A Common Stock issuable in the Blocker Mergers;

- Holders of profit units issued by Station Holdco will be issued 1,814,397 shares of Class A Common Stock in substitution of such profit units;

*** **Confidential Treatment Requested by Red Rock Resorts, Inc.**
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- the investors in this Offering will collectively have 5.1% of the voting power in Red Rock (or 6.0% if the underwriters exercise their option to purchase additional shares in full); and

- Station Holdco's existing owners, through their holdings of our Class B Common Stock, will have 92.7% of the voting power in Red Rock (or 91.7% if the underwriters exercise their option to purchase additional shares in full).

In connection with this Offering, we will enter into an exchange agreement with the existing owners of Station Holdco. Under the exchange agreement, it is expected that the existing owners of Station Holdco (and certain permitted transferees thereof) may elect or, under certain circumstances, will be obligated, subject to certain requirements, to exchange their LLC Units, together with an equal number of shares of Class B Common Stock, for shares of Class A Common Stock on a one-for-one basis or, at our election, for cash. As a holder exchanges its LLC Units, Red Rock's interest in Station Holdco will be automatically and correspondingly increased. See "Certain Relationships and Related Party Transactions—Exchange Agreement."

The purchase of LLC Units with the net proceeds of this Offering and subsequent exchanges of LLC Units are expected to result in increases in the tax basis of the assets of Station Holdco that otherwise would not be available. These increases in tax basis may reduce the amount of tax that Red Rock would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain assets. In connection with the Offering and Reorganization Transactions, we will enter into a tax receivable agreement with the existing owners of Station Holdco that is expected to provide for the payment by Red Rock to those owners of 85% of the amount of the benefits, if any, that Red Rock realizes or is deemed to realize as a result of (i) these increases in tax basis and (ii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These payment obligations are obligations of Red Rock and not of Station Holdco. We expect that all of the intangible assets, including goodwill, of Station Holdco at the time of this Offering allocable to LLC Units acquired or deemed acquired in taxable transactions by Red Rock from existing owners of Station Holdco will be amortizable for tax purposes. Red Rock and its stockholders will retain the remaining 15% of the tax benefits that Red Rock is deemed to realize. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

All existing owners of Station Holdco other than Red Rock also will hold shares of Class B Common Stock. Although these shares will have no economic rights, they will allow those owners of Station Holdco to exercise voting power at Red Rock, the managing member of Station Holdco. Under our amended and restated certificate of incorporation, each outstanding share of Class B Common Stock that is held by a holder that, together with its affiliates, owned LLC Units representing at least 30% of the outstanding LLC Units immediately following this Offering and, at the applicable record date, maintains direct or indirect beneficial ownership of at least 10% of the outstanding shares of Class A Common Stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A Common Stock) will be entitled to ten votes and each other outstanding share of Class B Common Stock will be entitled to one vote. We expect that the only existing owners that will satisfy the foregoing criteria will be Fertitta Family Entities. Consequently, such entities will be the only holders of Class B Common Stock entitled to ten votes per share of Class B Common Stock immediately following this Offering. See "Principal and Selling Stockholders." Holders of LLC Units will be entitled to exchange LLC Units, together with an equal number of shares of Class B Common Stock, for shares of Class A Common Stock on a one-for-one basis or, at our election, for cash. Accordingly, as existing owners of Station Holdco exchange LLC Units and shares of Class B Common Stock for shares of Class A Common Stock or, at our election, for cash pursuant to the exchange agreement, the voting power afforded to them by their shares of Class B Common Stock will be correspondingly reduced. After completion of this Offering, the existing owners will beneficially own shares of Class B Common Stock that represent 92.7% of the voting power represented by our

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USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our Class A Common Stock in this Offering, after deducting underwriting discounts and commissions but before expenses, will be approximately $*** million ($*** million if the underwriters exercise in full their option to purchase additional shares) based on an assumed initial public offering price of $*** per share (the midpoint of the price range set forth on the cover page of this prospectus). We intend to use such net proceeds as follows:

- $423.0 million to acquire newly-issued LLC Units in Station Holdco. In turn, Station Holdco intends to:

  - Contribute $417.0 million of the proceeds it receives from us to pay a portion of the purchase price for the Fertitta Entertainment Acquisition. The balance of the purchase price for the Fertitta Entertainment Acquisition will be funded by debt incurred by Station LLC. See "Capitalization" for additional details regarding the terms of the debt financing for the balance of the purchase price for the Fertitta Entertainment Acquisition.

  - Apply the balance of the proceeds it receives from us to pay expenses incurred in connection with this Offering and Reorganization Transactions.

- $*** million (or $*** million if the underwriters exercise their option to purchase additional shares in full), to purchase LLC Units from certain of our existing owners, at a per-LLC Unit price equal to the price paid by the underwriters for shares of our Class A Common Stock in this Offering. Accordingly, we will not retain any of these proceeds.

- $*** million to pay withholding tax obligations with respect to certain members of the Merging Blockers.

We will not receive any proceeds from the sale of shares of Class A Common Stock by the selling stockholders.

Each $1.00 increase (decrease) in the assumed initial public offering price of $*** per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this Offering by approximately $*** million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 shares offered by us would increase the net proceeds to us from this Offering by approximately $*** million, after deducting the underwriting discount and estimated offering expenses payable by us. Conversely, a decrease of 1,000,000 shares in the number of shares offered by us would decrease the net proceeds to us from this Offering by approximately $*** million, after deducting underwriting discounts and commissions and offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this Offering determined at pricing.

In connection with the Fertitta Entertainment Acquisition, Fertitta Business Management LLC, a Nevada limited liability company, LNA Investments, LLC, a Nevada limited liability company, KVF Investments, LLC, a Nevada limited liability company, and FE Employeeco LLC, a Delaware limited liability company, which are all owned or were formed for the benefit of Frank J. Fertitta III and Lorenzo J. Fertitta or their children or are owned by the executive officers of the Company and other employees of Fertitta Entertainment, will receive a pro rata share of the purchase price. See "Certain Relationships and Related Party Transactions—Acquisition of Fertitta Entertainment." The terms of the Fertitta Entertainment Acquisition were negotiated on behalf of Station LLC by a special committee of the board of managers of Station LLC comprised of Dr. James E. Nave and Mr. Robert E. Lewis, each of whom was determined to be disinterested in the Fertitta Entertainment Acquisition, with the assistance and counsel of independent legal and financial advisors retained by such special committee.

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DIVIDEND POLICY

Following this Offering and subject to legally available funds, we intend to pay quarterly cash dividends to the holders of our Class A Common Stock initially equal to $*** per share of Class A Common Stock, commencing with the second quarter of 2016. The declaration, amount and payment of any future dividends on shares of Class A Common Stock will be at the sole discretion of our board of directors and we may reduce or discontinue entirely the payment of such dividends at any time. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Red Rock is a holding company and has no material assets other than its direct and indirect equity interest in LLC Units in Station Holdco and its voting interest of Station LLC. We intend to cause Station Holdco to make distributions to us in an amount sufficient to cover cash dividends, if any, declared by us. If Station Holdco makes such distributions to Red Rock, the other holders of LLC Units will also be entitled to receive distributions pro rata in accordance with the percentages of their respective limited liability company interests.

The existing debt agreements of Station LLC, including those governing its credit facility and senior notes, contain restrictive covenants that limit its ability to make distributions. Because the only asset of Station Holdco is Station LLC, the limitations on such distributions will effectively limit the ability of Station Holdco to make distributions to Red Rock. In addition, any financing arrangements that we or any of our subsidiaries enter into in the future may contain similar restrictions. In addition, Station Holdco is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Station Holdco (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Station Holdco, including Station LLC and its subsidiaries, are generally subject to similar legal limitations on their ability to make distributions to their members or equityholders.

Because Red Rock must pay taxes and make payments under the tax receivable agreement, amounts ultimately distributed as dividends to holders of our Class A Common Stock are expected to be less than the amounts distributed by Station Holdco to its members on a per LLC Unit basis.

Station Holdco made distributions to its existing owners in the amount of $153.3 million and $69.2 million during 2014 and 2013, respectively. Station Holdco distributed $188.4 million to its existing owners in the nine months ended September 30, 2015.

*** **Confidential Treatment Requested by Red Rock Resorts, Inc.**
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CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization as of September 30, 2015 for:

- Station Holdco; and

- Red Rock on a pro forma basis to give effect to the Offering and Reorganization Transactions described under "The Reorganization of Our Corporate Structure" and "Use of Proceeds" and the effect of the transfer of certain assets and repayment of certain liabilities of Fertitta Entertainment not included in the Fertitta Entertainment Acquisition as if such transactions had occurred on September 30, 2015.

The information in this table should be read in conjunction with "The Reorganization of Our Corporate Structure," "Use of Proceeds," "Unaudited Pro Forma Condensed Combined Financial Information," "Selected Historical Combined Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2015	
	Station Holdco Actual	Red Rock Pro Forma(1)
	(amounts in thousands) (unaudited)	
Cash and cash equivalents	$ 102,648	$ 102,648
Current portion of long term debt(3)	$ 114,770	$ 156,261
Debt:		
7.50% Senior Notes due 2021(2)	$ 500,000	$ 500,000
Term Loan(3)	1,411,926	1,411,926
Restructured Land Loan(2)	114,117	114,117
Fertitta Entertainment Credit Facility and other debt . . .	69,160	—
Other debt of Station LLC	35,325	35,325
Total long term debt, less current portion	$2,130,528	$2,061,368
Equity:		
Class A Common Stock, $0.01 par value per share, 500,000,000 shares authorized and 38,708,184 shares issued and outstanding on a pro forma basis	—	389
Class B Common Stock, $0.01 par value per share, 100,000,000 shares authorized and 76,977,430 shares issued and outstanding on a pro forma basis	—	1
Additional paid-in capital and accumulated other comprehensive loss	—	***
Total members' equity/total stockholders' equity attributable to us	524,735	***
Noncontrolling interest	22,465	***
Total members'/stockholders' equity(4)	547,200	***
Total capitalization	$2,792,498	$ ***

(1) A $1.00 decrease or increase in the assumed initial public offering price would result in approximately a $*** million decrease or increase in the pro forma amounts of each of

*** **Confidential Treatment Requested by Red Rock Resorts, Inc.**
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(i) cash and cash equivalents, (ii) additional paid-in capital, (iii) total stockholders' equity attributable to us, (iv) total stockholders' equity and (v) total capitalization, assuming the total number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2) Long term debt amounts reflect the principal amount of indebtedness and do not include unamortized debt discounts recorded in accordance with GAAP. Accordingly, the amounts reflected in the table above will not agree to the amounts reported on our combined balance sheet.

(3) As of September 30, 2015, we had $271.8 million of borrowing availability under our $350 million revolving credit facility, which is net of outstanding letters of credit and similar obligations totaling $33.2 million. We expect to incur approximately $46.7 million of indebtedness under our revolving credit facility to finance a portion of the purchase price for the Fertitta Entertainment Acquisition, which is included in current portion of long term debt.

(4) Pro forma stockholders' equity reflects a net decrease of $32.1 million comprising an increase of $*** million as a result of the issuance of our Class A Common Stock, offset by a reduction of $*** million related to the Fertitta Entertainment Acquisition and $*** million related to our purchase of LLC units from our existing owners. The cash payments for the Fertitta Entertainment Acquisition and the purchase of LLC units from our existing owners are accounted for as equity distributions to our existing owners because Station Holdco and Fertitta Entertainment are entities under common control.

*** **Confidential Treatment Requested by Red Rock Resorts, Inc.**
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DILUTION

If you invest in our Class A Common Stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A Common Stock and the pro forma net tangible book value per share of our Class A Common Stock after this Offering. Dilution results from the fact that the per share offering price of the Class A Common Stock is substantially in excess of the pro forma net tangible book value per share of our Class A Common Stock after this Offering.

The pro forma net tangible book value of Red Rock as of September 30, 2015 would have been $*** million or $*** per share of Class A Common Stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share of Class A Common Stock represents pro forma net tangible book value divided by the number of shares of Class A Common Stock outstanding, in each case, after giving effect to the Offering and Reorganization Transactions described under "The Reorganization of Our Corporate Structure" and the effect of the transfer of certain assets and repayment of certain liabilities of Fertitta Entertainment not included in the Fertitta Entertainment Acquisition assuming that all of the holders of LLC Units (other than Red Rock) exchanged their LLC Units, together with all outstanding shares of Class B Common Stock, for shares of Class A Common Stock on a one-for-one basis.

After giving effect to the sale of the 26,970,317 shares of Class A Common Stock in this Offering, at an assumed initial public offering price of $*** per share (the midpoint of the range set forth on the cover page of this prospectus), the receipt and application of the net proceeds as described under "Use of Proceeds" and after giving effect to the Offering and Reorganization Transactions and the effect of the transfer of certain assets and repayment of certain liabilities of Fertitta Entertainment not included in the Fertitta Entertainment Acquisition, Red Rock's as adjusted pro forma net tangible book value as of September 30, 2015 would have been $*** million or $*** per share of Class A Common Stock assuming that all of the holders of LLC Units (other than Red Rock) exchanged their LLC Units, together with all outstanding shares of Class B Common Stock, for shares of Class A Common Stock on a one-for-one basis. The following table illustrates this per share dilution assuming the underwriters do not exercise their option to purchase additional shares:

Assumed initial public offering price per share of Class A Common Stock	$ ***
Pro forma net tangible book value per share of Class A Common Stock as of September 30, 2015(1)	***
Increase in pro forma net tangible book value per share of Class A Common Stock attributable to new investors(2)	***
Decrease in pro forma net tangible book value per share of Class A Common Stock resulting from Fertitta Entertainment Acquisition(2)	***
As adjusted pro forma net tangible book value per share of Class A Common Stock after Offering and Fertitta Entertainment Acquisition(3)	***
Dilution per share of Class A Common Stock to new investors	$ ***

(1) Reflects 92,608,691 outstanding shares of Class A Common Stock, consisting of (i) 10,137,934 outstanding shares of Class A Class A Common Stock issued in connection with the Blocker Mergers, (ii) 1,814,397 outstanding shares of Class A Common Stock issued in substitution for profit units issued by Station Holdco to current or former employees of the Company and (iii) 80,656,360 outstanding shares of Class A Common

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Stock issuable upon the exchange of LLC Units and corresponding shares of Class B Common Stock to be held by existing owners immediately prior to this Offering.

(2) Pro forma stockholders' equity reflects a partial increase of $*** million as a result of the issuance of our Class A Common Stock, offset by a reduction of $*** million related to our purchase of LLC units from our existing owners. Pro forma stockholders' equity also reflects a reduction of $*** million related to the Fertitta Entertainment Acquisition. The cash payments for the purchase of LLC units from our existing owners and the Fertitta Entertainment Acquisition are accounted for as equity distributions to our existing owners because Station Holdco and Fertitta Entertainment are entities under common control.

(3) Reflects 115,685,614 outstanding shares of Class A Common Stock, consisting of (i) 26,970,317 shares of Class A Common Stock to be issued in this Offering and (ii) the 92,608,691 shares described in note (1) above less the 3,678,930 shares of Class A Common Stock issuable upon the exchange of LLC Units and corresponding shares of Class B Common Stock to be purchased from certain of our existing owners using a portion of the net proceeds from this Offering and 214,464 shares of Class A Common Stock withheld and sold in this Offering to pay withholding tax obligations with respect to certain members of the Merging Blockers. Does not reflect the grant of 169,231 restricted shares of Class A Common Stock to employees and non-employee directors in connection with this Offering.

Dilution is determined by subtracting pro forma net tangible book value per share of Class A Common Stock after the Offering from the initial public offering price per share of Class A Common Stock. Because our existing owners do not own any Class A Common Stock or other economic interests in Red Rock (other than shares of Class A Common Stock to be issued in the Blocker Mergers or in substitution of outstanding profit units of Station Holdco), we have presented dilution in pro forma net tangible book value per share of Class A Common Stock to investors in this Offering assuming that all of the holders of LLC Units in Station Holdco (other than Red Rock) exchanged their LLC Units, together with all outstanding shares of Class B Common Stock, for shares of Class A Common Stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the investors in this Offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $*** per share of Class A Common Stock would increase (decrease) our pro forma net tangible book value after this Offering by $*** million and the dilution per share to new investors by $***, in each case assuming the number of shares of Class A Common Stock offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this Offering.

To the extent the underwriters' option to purchase additional shares is exercised, there will be further dilution to new investors.

The following table sets forth, on the same pro forma basis, as of September 30, 2015, the number of shares of Class A Common Stock purchased from Red Rock, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing owners and by the new investors, assuming that all of the existing holders of LLC Units (other than Red Rock) exchanged their LLC

***** Confidential Treatment Requested by Red Rock Resorts, Inc.**
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Units, together with all outstanding shares of Class B Common Stock, for shares of our Class A Common Stock on a one-for-one basis:

	Shares of Class A Common Stock Purchased		Total Consideration		Average Price Per Share of Class A Common Stock
	Number	Percent	Amount	Percent	
Existing owners	88,715,297	76.7%	$ —	—%	$ —
New investors	26,970,317	23.3	$ ***		$ ***
Total	115,685,614		$ ***		$ ***

A $1.00 increase (decrease) in the assumed initial public offering price of $*** per share of Class A Common Stock would increase (decrease) total consideration paid by existing owners and new investors in this Offering by $— and $*** million, respectively, and would increase (decrease) the average price per share paid by existing owners and new investors by $— and $***, respectively, assuming the number of shares of Class A Common Stock offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and offering expenses payable by us in connection with this Offering.

To the extent the underwriters' option to purchase additional shares is exercised, there will be further dilution to new investors.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible securities, the issuance of these securities could result in further dilution to our stockholders.

*** Confidential Treatment Requested by Red Rock Resorts, Inc.
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UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

We derived the unaudited pro forma condensed combined financial information set forth below through the application of pro forma adjustments to the historical combined financial statements of Station Holdco included elsewhere in this prospectus. The combined financial statements of Station Holdco comprise the financial statements of Station Holdco, Station Voteco, Station LLC and Fertitta Entertainment and each of their respective consolidated subsidiaries. These entities are under the common control of brothers Frank J. Fertitta III and Lorenzo J. Fertitta, who collectively hold more than 50% of the voting and economic interest of Station Holdco, Station Voteco, Station LLC, and Fertitta Entertainment.

We have historically operated our business through Station LLC under management agreements with Fertitta Entertainment. In October 2015, Station LLC entered into an agreement to purchase all of the outstanding membership interests of Fertitta Entertainment for aggregate cash consideration of $460 million (the "Fertitta Entertainment Acquisition"). Because Station Holdco and Fertitta Entertainment are under common control, the purchase constitutes an acquisition of an entity under common control for accounting purposes. The acquisition will result in a change in reporting entity requiring retrospective combination of the entities' consolidated financial statements as if the combination had been in effect since the inception of common control, which was established on April 30, 2012. Our predecessor entity for accounting purposes is Station Holdco (the "Predecessor"). See "Presentation of Financial Information."

The following unaudited pro forma condensed combined financial information gives pro forma effect to the Offering and Reorganization Transactions as described under "The Reorganization of Our Corporate Structure" and "Use of Proceeds" and the Fertitta Entertainment Acquisition, including the effect of the transfer of certain assets and repayment of certain liabilities of Fertitta Entertainment not included in the Fertitta Entertainment Acquisition, as if such transactions occurred on January 1, 2014 in the case of the condensed combined statement of operations for the year ended December 31, 2014 and for the nine months ended September 30, 2015, and on September 30, 2015, in the case of the condensed combined balance sheet as of September 30, 2015, and are based on available information and certain assumptions we believe are reasonable, but are subject to change. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed combined statements of operations and unaudited pro forma condensed combined balance sheet.

The unaudited pro forma condensed combined financial information should be read in conjunction with the sections of this prospectus captioned "The Reorganization of Our Corporate Structure," "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical combined financial statements and related notes included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma condensed combined financial information does not purport to be indicative of our results of operations or financial position had the Offering and Reorganization Transactions occurred on the dates assumed. The unaudited pro forma condensed combined financial information also does not project our results of operations or financial position for any future period or date.

The pro forma adjustments principally give effect to:

• the issuance of 80,656,360 shares of Class B Common Stock to our existing owners;

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- the issuance of 26,970,317 shares of Class A Common Stock of Red Rock in connection with this Offering;

- the issuance of 10,137,934 shares of Class A Common Stock of Red Rock in connection with the Blocker Mergers;

- the issuance of 454,591 LLC Units upon an assumed cashless exercise of Warrants;

- the issuance of an aggregate of 1,814,397 restricted shares of Class A Common Stock pursuant to the terms of our new Red Rock Resorts, Inc. 2016 Equity Incentive Plan in substitution for an aggregate of 10,039,007 profit units of Station LLC as of December 31, 2015 held by individuals who are our employees or former employees;

- the incurrence of $46.7 million of borrowings and the application of a portion of the proceeds of this Offering to pay the $460 million purchase price in the Fertitta Entertainment Acquisition;

- the transfer of certain net assets by Fertitta Entertainment prior to, and the repayment of certain liabilities of Fertitta Entertainment in connection with, the Fertitta Entertainment Acquisition;

- the purchase by Red Rock of LLC Units from certain of our existing owners;

- the execution of a tax receivable agreement by and between Red Rock and Station Holdco and the recognition of a related payable under such agreement arising as a result of the purchase by Red Rock of LLC Units from certain of our existing owners;

- the recognition of deferred tax assets related to the increase in the tax basis of the LLC Units in Station Holdco purchased from certain of our existing owners as compared to their GAAP carrying value and deferred tax liabilities related to the book basis of the LLC Units held by the Blocker Merger entities, exceeding the tax basis of the LLC units, based on an effective income tax rate of 35%;

- the consolidation of Station Holdco and its consolidated subsidiaries into Red Rock's financial statements in accordance with Accounting Standards Codification ("ASC") 810, pursuant to which Red Rock will record a noncontrolling interest in Station Holdco;

- with regard to the unaudited pro forma condensed combined statements of operations, a provision for corporate income taxes on the income attributable to Red Rock at an effective rate of 35%, which includes a provision for U.S. Federal income taxes. The operations of the Company are primarily conducted in the state of Nevada, which does not have a corporate level income tax. The Company has operations in Michigan and California which are insignificant;

- compensation expense associated with the grant of stock options and 169,231 restricted shares of Class A Common Stock to employees and non-employee directors in connection with our new Red Rock Resorts, Inc. 2016 Equity Incentive Plan; and

- transaction expenses incurred in connection with this Offering.

We have not made an adjustment for additional accounting, legal and information technology costs that we expect to incur as a result of being a public company. As a public company, we expect our general and administrative expenses to increase in an amount that we cannot determine at this time due to greater expenses related to corporate governance, SEC reporting and other compliance matters.

The unaudited pro forma condensed combined financial information presented assumes no exercise by the underwriters of the option to purchase up to an additional 4,045,548 shares of Class A Common Stock from us and that the shares of Class A Common Stock to be sold in this Offering are sold at $*** per share of Class A Common Stock, which is the midpoint of the price range indicated on the front cover of this prospectus.

*** **Confidential Treatment Requested by Red Rock Resorts, Inc.**
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RED ROCK RESORTS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2015

(in thousands, except for shares and per share data)

	Station Holdco	Pro Forma Adjustments Attributable to the Offering and Reorganization Transactions (excluding the Fertitta Entertainment Acquisition)		As Adjusted Before the Fertitta Entertainment Acquisition	Pro Forma Adjustments Attributable to the Fertitta Entertainment Acquisition		Red Rock Pro Forma
ASSETS							
Current assets:							
Cash and cash equivalents	$ 102,648	$ 413,269	2(a)	$ 515,917	$(413,269)	2(g)	$ 102,648
Restricted cash	1,067			1,067			1,067
Receivables, net	34,543			34,543			34,543
Inventories	8,859			8,859			8,859
Prepaid gaming tax	20,786			20,786			20,786
Prepaid expenses and other current assets	10,372			10,372			10,372
Current assets of discontinued operations	196			196			196
Assets held for sale	15,346			15,346			15,346
Total current assets	193,817	413,269		607,086	(413,269)		193,817
Property and equipment, net	2,145,485			2,145,485	(29,700)	2(h)	2,115,785
Goodwill	195,676			195,676			195,676
Intangible assets, net	154,581			154,581			154,581
Land held for development	174,320			174,320			174,320
Investments in joint ventures	14,358			14,358			14,358
Native American development costs	11,264			11,264			11,264
Deferred tax asset	—	12,435	2(b)	12,435			12,435
Related party note receivable	17,382			17,382	(17,382)	2(h)	—
Other assets, net	45,936	(875)	2(c)	45,061	(1,012)	2(h)	44,049
Total assets	$2,952,819	$ 424,829		$3,377,648	$(461,363)		$2,916,285
LIABILITIES AND MEMBERS'/STOCKHOLDERS' EQUITY							
Current liabilities:							
Accounts payable	$ 21,734	$ —		$ 21,734	$ —		$ 21,734
Accrued interest payable	3,988			3,988	(94)	2(h)	3,894
Other accrued liabilities	146,185	(4,606)	2(c)	141,579			141,579
Current portion of long-term debt	114,770			114,770	41,491	2(h)	156,261
Current liabilities of discontinued operations	106			106			106
Total current liabilities	286,783	(4,606)		282,177	41,397		323,574
Long-term debt, less current portion	2,086,359			2,086,359	(69,160)	2(h)	2,017,199
Deficit investment in joint venture	2,312			2,312			2,312
Interest rate swap and other long-term liabilities, net	30,165			30,165			30,165
Payable to related parties pursuant to tax receivable agreement	—	27,954	2(b)	27,954	—		27,954
Total liabilities	2,405,619	23,348		2,428,967	(27,763)		2,401,204
Commitments and contingencies							
Members'/stockholders' equity:							
Members'/stockholders' equity, issued and outstanding .							
Class A Common Stock, par value $0.01 per share, 500,000,000 shares authorized; 38,877,415 shares issued and outstanding on a pro forma basis		389	2(d)	389	—		389
Class B Common Stock, par value $0.00001 per share, 100,000,000 shares authorized; 76,977,430 shares issued and outstanding on a pro forma basis		1	2(d)	1	—		1
Combined members' equity	531,428	(531,428)	2(d)	***			***
Additional paid-in capital	—	***	2(e)	***	(433,600)	2(i)	***
Accumulated other comprehensive loss	(6,693)			(6,693)			(6,693)
Total members'/stockholders' equity attributable to Red Rock	524,735	***		***	(433,600)		***
Noncontrolling interest	22,465	***	2(f)	***			***
Total members'/stockholders' equity	547,200	***		***	(433,600)		***
Total liabilities and members'/stockholders' equity	$2,952,819	$ ***		$ ***	$(461,363)		$ ***

65

RED ROCK RESORTS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

(in thousands, except for shares and per share data)

	Station Holdco	Pro Forma Adjustments Attributable to the Offering and Reorganization Transactions (excluding the Fertitta Entertainment Acquisition)		As Adjusted Before the Fertitta Entertainment Acquisition	Pro Forma Adjustments Attributable to the Fertitta Entertainment Acquisition		Red Rock Pro Forma
Operating revenues:							
Casino	$ 897,361	$ —		$ 897,361	$ —		$ 897,361
Food and beverage	239,212	—		239,212	—		239,212
Room	112,664	—		112,664	—		112,664
Other	70,522	—		70,522	—		70,522
Management fees	68,782	—		68,782	—		68,782
Gross revenues	1,388,541	—		1,388,541	—		1,388,541
Promotional allowances	(96,925)	—		(96,925)	—		(96,925)
Net revenues	1,291,616	—		1,291,616	—		1,291,616
Operating costs and expenses:							
Casino	341,490	—		341,490	—		341,490
Food and beverage	157,191	—		157,191	—		157,191
Room	45,479	—		45,479	—		45,479
Other	28,979	—		28,979	—		28,979
Selling, general and administrative	320,120	3,663	3(a)	323,783	—		323,783
Preopening	640	—		640	—		640
Depreciation and amortization	127,961	—		127,961	—		127,961
Asset impairment	11,739	—		11,739	—		11,739
Write-downs and other charges, net	20,956	—		20,956	—		20,956
	1,054,555	3,663		1,058,218	—		1,058,218
Operating income	237,061	(3,663)		233,398	—		233,398
Earnings from joint ventures	924	—		924	—		924
Operating income and earnings from joint ventures	237,985	(3,663)		234,322	—		234,322
Other (expense) income:							
Interest expense, net	(151,702)	—		(151,702)	(802)	3(c)	(152,504)
Loss on extinguishment of debt	(4,132)	—		(4,132)	—		(4,132)
Gain on Native American development	49,074	—		49,074	—		49,074
Change in fair value of derivative instruments	(90)	—		(90)	—		(90)
Income before income tax expense	131,135	(3,663)		127,472	(802)		126,670
Income tax expense	—	(14,086)	3(e)	(14,086)	—		(14,086)
Net income from continuing operations	131,135	(17,749)		113,386	(802)		112,584
Net income from continuing operations attributable to noncontrolling interest	6,734	79,689	3(f)	86,423	—		86,423
Net income from continuing operations attributable to Red Rock	$ 124,401	$(97,438)		$ 26,963	$(802)		$ 26,161
Supplemental pro forma net income per share data 3(g)							
Basic weighted average number of Class A Common shares outstanding							37,843,293
Basic net income from continuing operations per share applicable to Class A Common Stock							$ 0.69
Diluted weighted average number of Class A Common shares outstanding							115,854,845
Diluted net income per share applicable to Class A Common Stock from continuing operations							$ 0.67

RED ROCK RESORTS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
(in thousands, except for shares and per share data)

	Station Holdco	Pro Forma Adjustments Attributable to the Offering and Reorganization Transactions (excluding the Fertitta Entertainment Acquisition)		As Adjusted Before the Fertitta Entertainment Acquisition	Pro Forma Adjustments Attributable to the Fertitta Entertainment Acquisition		Red Rock Pro Forma
Operating revenues:							
Casino	$ 683,598	$ —		$ 683,598	$ —		$ 683,598
Food and beverage	187,565			187,565			187,565
Room	92,311			92,311			92,311
Other	52,925			52,925			52,925
Management fees	63,703			63,703			63,703
Gross revenues	1,080,102	—		1,080,102	—		1,080,102
Promotional allowances	(75,918)			(75,918)			(75,918)
Net revenues	1,004,184	—		1,004,184	—		1,004,184
Operating costs and expenses:							
Casino	257,269	—		257,269	—		257,269
Food and beverage	121,197			121,197			121,197
Room	34,762			34,762			34,762
Other	19,537			19,537			19,537
Selling, general and administrative	253,941	2,409	3(a)	256,350			256,350
Preopening	1,121			1,121			1,121
Depreciation and amortization	103,896			103,896			103,896
Asset impairment	2,101			2,101			2,101
Write-downs and other charges, net	7,446	(4,400)	3(b)	3,046			3,046
	801,270	(1,991)		799,279	—		799,279
Operating income	202,914	1,991		204,905	—		204,905
Earnings from joint ventures	1,070			1,070			1,070
Operating income and earnings from joint ventures	203,984	1,991		205,975	—		205,975
Other expense:							
Interest expense, net	(109,030)	—	3(c)	(109,030)	(336)	3(c)	(109,366)
Loss on extinguishment of debt	(90)			(90)	90	3(d)	—
Change in fair value of derivative instruments	(4)	—		(4)	—		(4)
Income before income tax expense	94,860	1,991		96,851	(246)		96,605
Income tax expense	—	(10,665)	3(e)	(10,665)	—		(10,665)
Net income from continuing operations	94,860	(8,674)		86,186	(246)		85,940
Net income from continuing operations attributable to noncontrolling interest	5,803	60,332	3(f)	66,135	—		66,135
Net income from continuing operations attributable to Red Rock	$ 89,057	$(69,006)		$ 20,051	$(246)		$ 19,805
Supplemental pro forma net income per share data 3(g)							
Basic weighted average number of Class A Common shares outstanding							38,296,893
Basic net income from continuing operations per share applicable to Class A Common Stock							$ 0.52
Diluted weighted average number of Class A Common shares outstanding							115,854,845
Diluted net income from continuing operations per share applicable to Class A Common Stock							$ 0.51

67

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Basis of Presentation and the Offering

We derived the unaudited pro forma condensed combined financial information set forth below through the application of pro forma adjustments to the historical combined financial statements of Station Holdco included elsewhere in this prospectus. We have historically operated our business through Station LLC under management agreements with Fertitta Entertainment. Our predecessor entity for accounting purposes is Station Holdco. The combined financial statements of Station Holdco comprise the financial statements of Station Holdco, Station Voteco, Station LLC, and Fertitta Entertainment and their respective consolidated subsidiaries. The following unaudited pro forma condensed combined financial information gives pro forma effect to the Offering and Reorganization Transactions, as described under "The Reorganization of Our Corporate Structure" and "Use of Proceeds" and the Fertitta Entertainment Acquisition, including the transfer of certain assets and repayment of certain liabilities of Fertitta Entertainment not included in the Fertitta Entertainment Acquisition, as if such transactions occurred on January 1, 2014 in the case of the condensed combined statement of operations for the year ended December 31, 2014 and for the nine months ended September 30, 2015, and on September 30, 2015 in the case of the condensed combined balance sheet as of September 30, 2015, and are based on available information and certain assumptions we believe are reasonable, but are subject to change. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed combined statements of operations and unaudited pro forma condensed combined balance sheet.

For the year ended December 31, 2014 and for the nine months ended September 30, 2015, and on September 30, 2015, Station Holdco represented all of our operations and held all of our assets and liabilities. Red Rock was incorporated September 9, 2015 and has not conducted any operations since its inception. Red Rock does not have any assets or liabilities. Accordingly, the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2014 and the nine months ended September 30, 2015 and the unaudited pro forma condensed combined balance sheet as of September 30, 2015 present the historical financial condition of the Predecessor as a starting point for the pro forma presentation. As described in "The Reorganization of Our Corporate Structure," Red Rock will become the sole managing member of Station LLC. The unaudited pro forma condensed combined balance sheet and condensed combined statements of operations are based on the historical combined balance sheet and statements of operations of Station Holdco and related adjustments.

2. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

The Unaudited Pro Forma Condensed Combined Balance Sheet reflects the effect of the following pro forma adjustments:

(a) Reflects the net effect on cash and cash equivalents of the receipt of gross proceeds of $*** million from the Offering, based on an assumed sale of 26,970,317 shares of Class A Common Stock at an assumed initial public offering price of $*** per share, which is the midpoint of the price range listed on the cover page of this prospectus, a portion of which will be used to purchase newly-issued LLC Units in Station Holdco. Red Rock intends to use the remaining net proceeds to purchase LLC Units from certain of Station Holdco's existing owners. A $1.00 increase or decrease in the assumed initial public offering price of $*** per share would increase or decrease the net proceeds we receive from this Offering by approximately $*** million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting offering expenses. See "Use of Proceeds."

*** Confidential Treatment Requested by Red Rock Resorts, Inc.
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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(Continued)

2. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments (Continued)

Cash adjustments are as follows (in thousands):

Gross proceeds from this Offering of $*** million, net of underwriting discounts and commissions of $*** million	$ ***
less:	
Purchase of LLC Units from existing owners at $*** per unit	***
Portion of Class A Common Stock issued in connection with the Blocker Mergers withheld to satisfy income tax withholding with respect to certain members of the Merging Blockers	***
Professional fees and expenses related to this Offering	(9,731)
	$413,269

(b) Pro forma adjustments reflect the effects of the tax receivable agreement on our combined balance sheet as a result of Red Rock's purchase of LLC Units from certain existing owners. Pursuant to the tax receivable agreement, Red Rock will be required to make cash payments to these existing owners equal to 85% of the savings, if any, in U.S. federal, state and local taxes that Red Rock actually realizes, or in some circumstances is deemed to realize, as a result of certain future tax benefits to which Red Rock may become entitled. These tax benefit payments are not necessarily conditioned upon one or more of the existing owners maintaining a continued ownership interest in either Station Holdco or Red Rock. Red Rock expects to benefit from the remaining 15% of the tax benefits, if any, that it may actually realize.

As a result, as of the date of Red Rock's purchase of LLC Units from existing owners in this Offering, on a cumulative basis, the net effect of accounting for income taxes and the tax receivable agreement on our financial statements will be a net decrease in stockholders' equity. The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the tax receivable agreement have been estimated and are based on the assumption that there are no material changes in the relevant tax law and that we earn sufficient taxable income in each year to realize the full tax benefit of the amortization of our assets. A summary of the adjustments is as follows:

• we will record a net increase of $12.4 million in deferred tax assets for estimated income tax effects of the increase in the tax basis of the purchased LLC Units, and a decrease in deferred tax assets resulting from the book basis of the LLC Units held by the Blocker Merger entities exceeding the tax basis of the LLC Units, based on an effective income tax rate of 35%. The operations of the Company are primarily conducted in the state of Nevada, which does not have a corporate level income tax. The Company has minimal operations in Michigan and California which result in nominal state and local income taxes;

• we will record a $28.0 million liability due to existing owners under the tax receivable agreement, which represents 85% of the estimated realizable tax benefit resulting from (i) the increase in tax basis in the tangible and intangible assets of Station Holdco on the date of this Offering related to the purchased LLC Units as noted above and (ii) certain

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*** Confidential Treatment Requested by Red Rock Resorts, Inc.
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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(Continued)

2. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments (Continued)

other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement; and

- we will record a net decrease to additional paid-in capital of $15.5 million, relating to (x) the Blocker Mergers, (y) increase in the tax basis of certain LLC Units, and (z) the difference between the increase in deferred tax assets and the increase in liability due to existing owners under the tax receivable agreement (see note (e)).

Pursuant to the terms of the exchange agreement that we will enter into in connection with the Offering and Reorganization Transactions, holders of LLC Units will have the right to exchange their LLC Units (together with shares of Class B Common Stock) for shares of Class A Common Stock or cash, at our election. Any exchanges of LLC Units (together with shares of Class B Common Stock) for shares of Class A Common Stock pursuant to the exchange agreement may result in increases in the tax basis of the tangible and intangible assets of Station Holdco (85% of the realized tax benefits from which will be due to the exchanging LLC Unit holders and recorded as an additional payable pursuant to the tax receivable agreement) that otherwise would not have been available. These exchanges and the resulting effects of the tax receivable agreement on our combined financial statements have not been reflected in the unaudited pro forma condensed combined financial statements.

(c) Expenses related to this Offering and the Fertitta Entertainment Acquisition are estimated to be approximately $10.4 million. Of this amount approximately $9.7 million is expected to be paid from the proceeds received by Red Rock in this Offering (see note (a) above). For the nine months ended September 30, 2015, we expensed $4.4 million of costs related to these transactions, of which $3.9 million is recorded in accrued liabilities and will be paid after September 30, 2015. Included in other assets are deferred offering expenses of $0.9 million, of which $0.7 million is recorded in accrued liabilities at September 30, 2015.

(d) Reflects the Offering and Reorganization Transactions, as described under "The Reorganization of Our Corporate Structure," including (i) the elimination of existing members' equity of $531.4 million in consolidation of Station Holdco into the financial statements of Red Rock, (ii) the issuance of shares of Class B Common Stock to Station Holdco's existing owners, (iii) the issuance of shares of Class A Common Stock in the Blocker Mergers (iv) the issuance of shares of Class A Common Stock in this Offering for $***, and (v) the issuance of restricted shares of Class A Common Stock to certain employees or former employees in substitution of profit units held by those individuals in Station Holdco.

*** **Confidential Treatment Requested by Red Rock Resorts, Inc.**
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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(Continued)

2. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments (Continued)

(e) In connection with the Offering and Reorganization Transactions, the following pro forma adjustments were recorded to additional paid-in capital.

Net proceeds received by Red Rock from this offering	$ ***
Offering expenses, excluding $3.9 million recorded in accrued liabilities representing unpaid expenses recognized for the nine months ended September 30, 2015	(6,000)
Par value of Class A Common Stock issued	(389)
Purchase of LLC Units from existing owners	***
Portion of Class A Common Stock issued in connection with the Blocker Mergers withheld to satisfy income tax withholding with respect to certain members of the Merging Blockers	***
Acquisition of noncontrolling interest of Station Holdco (see note (f))	***
Decrease to additional paid-in capital as described in note (b)	***
	$ ***

(f) After the Offering and Reorganization Transactions, as described in "The Reorganization of Our Corporate Structure," our only material asset will be the direct and indirect ownership of 33.6% of the LLC Units and voting interest in Station LLC and our only business will be to act as the sole managing member of Station Holdco. Therefore, pursuant to ASC 810 *Consolidations*, we will consolidate the financial results of Station Holdco into our financial statements. The ownership interests of the other members of Station Holdco will be accounted for as a noncontrolling interest in our financial statements after this Offering. Immediately following this Offering, the noncontrolling interest will represent 66.4% of the outstanding LLC Units.

(g) In connection with the Fertitta Entertainment Acquisition, the following pro forma adjustments were recorded to cash and cash equivalents to reflect borrowings under Station LLC's revolving credit facility, the use of the remaining proceeds of this Offering (see "Use of Proceeds") and use of the proceeds from the borrowings as follows:

Borrowings under Station LLC's revolving credit facility	$ 46,731
Repayment of principal balance outstanding under the Fertitta Entertainment credit facility	(52,400)
Payment of Fertitta Entertainment purchase price, as adjusted for repayment of the Fertitta Entertainment credit facility	(407,600)
	$(413,269)

(h) We determined the Fertitta Entertainment Acquisition will constitute an acquisition of an entity under common control which will not require the application of the acquisition method of accounting under ASC 805, *Business Combinations*. On April 30, 2012, Station Holdco and Fertitta Entertainment and their respective consolidated subsidiaries came under the common control of brothers Frank J. Fertitta III and Lorenzo J. Fertitta, who collectively hold more

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*** Confidential Treatment Requested by Red Rock Resorts, Inc.
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Red Rock Resorts, Inc. S-1   Proj: P20396BHL15   Job: 15ZCM49608   (15-20396-8)
Page Dim: 8.250″ X 10.750″ Copy Dim: 38. X 54.3   File: CU49608A.;9   v6.8

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(Continued)

2. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments (Continued)

than 50% of their voting and economic interests. Accordingly, the column representing the historical financial information of Station Holdco, our predecessor for accounting purposes, represents the effect of the retrospective combination of the financial statements of Station Holdco and Fertitta Entertainment for all periods subsequent to April 30, 2012. The pro forma adjustments reflect the transfer of related party notes receivable and certain other assets and liabilities of Fertitta Entertainment prior to the consummation of the Fertitta Entertainment Acquisition and the repayment of all amounts outstanding under the Fertitta Entertainment credit facility substantially concurrently with the consummation of the Fertitta Entertainment Acquisition. As a result of such transactions, we did not acquire such assets and liabilities in connection with the Fertitta Entertainment Acquisition. In addition, the pro forma adjustment to current portion of long-term debt reflects $46.7 million in borrowings under the Red Rock revolving credit facility, the proceeds of which will be used for the Fertitta Entertainment Acquisition.

(i) Reflects a $407.6 million distribution to the equity holders of Fertitta Entertainment in consideration paid in respect of the $460 million purchase price for the Fertitta Entertainment Acquisition, less $52.4 million which will be repaid to the lenders under the Fertitta Entertainment credit facility and the impact of $26.0 million in assets, net of liabilities, excluded from the Fertitta Entertainment Acquisition (see note (h)).

3. Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments

The Unaudited Pro Forma Condensed Combined Statements of Operations reflect the effect of the following pro forma adjustments:

(a) Reflects compensation expense associated with the grant of stock options and 169,231 restricted shares of Class A Common Stock to employees and non-employee directors in connection with our new Red Rock Resorts, Inc. 2016 Equity Incentive Plan in connection with this Offering.

In connection with this Offering, restricted shares of Class A Common Stock will be issued to certain employees or former employees in substitution of profit units held by those individuals in Station Holdco. The fair value of the replacement awards is equal to the fair value of the awards cancelled and no incremental stock-based compensation adjustment was recorded in the unaudited pro forma condensed combined statement of operations.

(b) Reflects a pro forma adjustment for offering expenses that were expensed for the nine months ended September 30, 2015. No offering expenses were incurred for the year ended December 31, 2014.

(c) In connection with the repayment of indebtedness outstanding under the Fertitta Entertainment credit facility, the transfer of the related party note receivable of Fertitta Entertainment prior to the consummation of the Fertitta Entertainment Acquisition, and the incurrence of additional debt to pay a portion of the purchase price for the Fertitta

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(Continued)

3. Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments (Continued)

Entertainment Acquisition, the following pro forma adjustments were recorded to interest expense, net.

	Year Ended December 31, 2014	Nine Months Ended September 30, 2015
Addition of interest expense associated with borrowings under Station LLC's revolving credit facility.	$(1,509)	$(1,132)
Elimination of historical interest expense related to the Fertitta Entertainment credit agreement.	$ 1,450	$ 1,374
Elimination of historical interest income related to Fertitta Entertainment related party note receivable . . .	(743)	(578)
	$ (802)	$ (336)

A hypothetical 0.125% increase or decrease in the expected weighted average interest rate would increase or decrease interest expense associated with borrowings under Station LLC's revolving credit facility by approximately $58,000 for the year ended December 31, 2014 and $44,000 for the nine months ended September 30, 2015.

(d) Reflects a pro forma adjustment for the loss on extinguishment of debt recorded related to the March 26, 2015 amendment to the Fertitta Entertainment credit agreement. No loss on extinguishment of debt related to the Fertitta Entertainment credit agreement was incurred for the year ended December 31, 2014.

(e) Following the Offering and Reorganization Transactions, we will be subject to U.S. federal income taxes and state and local taxes with respect to our allocable share of any net taxable income of Station Holdco. As a result, the pro forma statement of operations reflects an adjustment to provide for corporate income taxes at our estimated effective rate of 35% for U.S. federal income taxes. The operations of the Company are primarily conducted in the state of Nevada, which does not have a corporate level income tax. The Company has minimal operations in Michigan and California which will result in nominal state and local income taxes.

The provision for income taxes from operations differs from the amount of income tax computed by applying the applicable U.S. statutory federal income tax rate to income before provision for income taxes as follows:

Federal statutory rate	35%
State and local rate	—%
Rate benefit from flow-through entity	(24)%
Pro forma effective tax rate	11%

Our effective tax rate includes a rate benefit attributable to the fact that, after this transaction, approximately 66.4% of Red Rock's earnings will not be subject to corporate level taxes as the applicable income tax expense will be incurred by, and be the obligation of, the members of Station Holdco holding the noncontrolling interests.

*** Confidential Treatment Requested by Red Rock Resorts, Inc.
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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(Continued)

3. Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments (Continued)

(f) After the Offering and Reorganization Transactions, as described in "The Reorganization of Our Corporate Structure," Red Rock will become the sole managing member of Station Holdco and will initially have a minority economic interest in Station Holdco but will have 100% of the voting power and control the management of Station Holdco. Immediately following the Offering, the noncontrolling interest, representing the ownership interests of the members of Station Holdco other than Red Rock, will be 66.4%. Net income attributable to the noncontrolling interest holders of Red Rock represents 66.4% of income before provision for income taxes, as well as net income attributable to noncontrolling interest holders of Station LLC.

(g) Basic and diluted pro forma income per share from continuing operations does not consider Class B Common Stock as these shares do not participate in earnings of Red Rock. As a result, the shares of Class B Common Stock are not considered participating securities and are not included in the weighted average shares outstanding for purposes of computing pro forma net income per share from continuing operations. Diluted pro forma income per share from continuing operations is calculated using the treasury stock method with respect to restricted stock and stock options, and the if-converted method for the exchange of LLC Units and Class B Common Stock for an equal number of Class A Common Stock.

*** Confidential Treatment Requested by Red Rock Resorts, Inc.
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respectively, representing changes in the fair value of our interest rate swaps. See Note 12—Derivative Instruments, in the Annual Combined Financial Statements for additional information.

Discontinued Operations. Discontinued operations represents the operating results of Fertitta Interactive, which ceased operating in November 2014. The net loss from discontinued operations for the years ended December 31, 2014, 2013 and 2012 was $42.5 million, $25.0 million and $13.0 million, respectively. See Note 3—Fertitta Interactive, in the Annual Combined Financial Statements for additional information.

Financial Condition and Liquidity

As of September 30, 2015, our primary cash requirements following the consummation of this Offering for the remainder of 2015, including the impact of the Fertitta Entertainment Acquisition, are expected to include (i) approximately $460 million for the purchase price for the Fertitta Entertainment Acquisition, (ii) required principal and interest payments on our indebtedness, totaling approximately $51 million and $28 million, respectively, (iii) approximately $25 million to $30 million for capital expenditures, and (iv) distributions to our stockholders.

We expect to fund the purchase price for the Fertitta Entertainment Acquisition with a portion of the net proceeds from this Offering and borrowings under our $350 million revolving credit facility (the "Revolving Credit Facility"). We believe that cash flows from operations, available borrowings under our Revolving Credit Facility, other debt financings and existing cash balances will be adequate to satisfy our anticipated uses of capital for the next twelve months. We regularly assess our projected capital requirements for capital expenditures, repayment of debt obligations, and payment of other general corporate and operational needs. In the long term, we expect that we will fund our capital requirements with a combination of cash generated from operations, borrowings under our Revolving Credit Facility and the issuance of new debt or equity as market conditions may permit. However, our cash flow and ability to obtain debt or equity financing on terms that are satisfactory to us, or at all, may be affected by a variety of factors, many of which are outside of our control, including competition, general economic and business conditions and financial markets. As a result, we cannot provide any assurance that we will generate sufficient income and liquidity to meet all of our liquidity requirements or other obligations.

The indenture (the "Indenture") governing our 7.50% Senior Notes due 2021 (the "Notes") and the credit agreement (the "Credit Facility") governing our $1.625 billion term loan facility (the "Term Loan Facility") and Revolving Credit Facility each contain, and future debt financing arrangement may contain, covenants limiting the ability of Station LLC to make distributions and other payments to its members, including Station Holdco. Red Rock will rely on distributions from Station Holdco to fund its capital requirements. In general, the Indenture governing the Notes and the Credit Facility limit distributions and other payments pursuant to a formula which permits distributions and payments to be made if they, together with any other "restricted payments," do not exceed 50% of cumulative net income since January 1, 2013 (less 100% of all losses during such period), plus certain other amounts, including proceeds from the issuance of equity securities or equity contributions. Based on such formula as of September 30, 2015 after giving effect to the Fertitta Entertainment Acquisition and the Offering and Reorganization Transactions, Station LLC would have had the ability to make up to approximately $469.2 million of distributions to its members. Any such distributions would be made by Station Holdco and would, in turn, be made by Station Holdco to its members on a pro-rata basis based on the percentage of their respective membership interests. The capital needs of Red Rock are expected to be substantially limited to required tax payments, legal and accounting expenses incurred in connection with its reporting obligations as a public company, compensation paid to its directors, its obligations under the tax receivable agreement and payment of dividends to its stockholders to the extent that such dividends are declared by the board of directors of Red Rock. As a result, we expect that the restrictions on distributions contained in the Indenture governing our Notes and our Credit

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*** Confidential Treatment Requested by Red Rock Resorts, Inc.
4832-7704-8877

MERRILL CORPORATION ALOEW// 3-FEB-16 00:46 DISK106:[15ZCM8.15ZCM49608]DE49608A.;6
mrll_0915.fmt Free: 590D*/1500D Foot: 0D/ 0D VJ RSeq: 6 Clr: 0
DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;132 1-3 B Cs: 11040

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Facility will not adversely impact the liquidity of Red Rock in the foreseeable future. However, there can be no assurance that such restrictions will not impact the liquidity of Red Rock in future periods.

Dividend Policy

Following this Offering and subject to legally available funds, we intend to pay quarterly cash dividends to the holders of our Class A Common Stock initially equal to $*** per share of Class A Common Stock, commencing with the second quarter of 2016. The declaration, amount and payment of any future dividends on shares of our Class A Common Stock will be at the sole discretion of our board of directors and we may reduce or discontinue entirely the payment of such dividends at any time.

Red Rock Resorts, Inc. is a holding company and has no material assets other than its direct and indirect ownership of LLC Units in Station Holdco and its voting interest in Station LLC. We intend to cause Station Holdco to make distributions to us in an amount sufficient to cover cash dividends, if any, declared by us. If Station Holdco makes such distributions to us, the other holders of LLC Units will also be entitled to receive distributions pro rata in accordance with the percentages of their respective limited liability company interests.

The existing debt agreements of Station LLC, including those governing its credit facility and senior notes, contain restrictive covenants that limit its ability to make distributions. Because the only asset of Station Holdco is Station LLC, the limitations on such distributions will effectively limit the ability of Station Holdco to make distributions to Red Rock. In addition, any financing arrangements that we or any of our subsidiaries enter into in the future may contain similar restrictions. Furthermore, Station Holdco's ability to pay dividends may be limited by applicable provisions of Delaware law and subsidiaries of Station Holdco, including Station LLC and its subsidiaries, are generally subject to similar legal limitations on their ability to make distributions to their members or equityholders. See "Risk Factors—Risks Related to Ownership of our Class A Common Stock and This Offering—We may not have sufficient funds to pay dividends on our Class A Common Stock" and "Dividend Policy."

Capital Resources

Cash. At September 30, 2015, we had $102.6 million in cash and cash equivalents, which is primarily used for the day-to-day operations of our properties.

Revolving Credit Facility. At September 30, 2015, Station LLC's borrowing availability under its revolving credit facility was $271.8 million, subject to continued compliance with the terms of the Credit Facility, which is net of outstanding letters of credit and similar obligations totaling $33.2 million. Subject to obtaining additional commitments under the Credit Facility, Station LLC has the ability to increase its borrowing capacity thereunder in an aggregate principal amount not to exceed the greater of (a) $350 million and (b) an unlimited amount, if certain conditions are met and pro forma first lien leverage is less than or equal to 4.5x. Station LLC's ability to incur additional debt pursuant to such increased borrowing capacity is subject to compliance with the covenants in the Credit Facility and the indenture, including pro forma compliance with the financial covenants contained in the Credit Facility, and compliance with the covenants contained in the Credit Facility and the Indenture limiting the ability of Station LLC to incur additional indebtedness.

*** Confidential Treatment Requested by Red Rock Resorts, Inc.
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Cash Flow

Following is a summary of our cash flow information (amounts in thousands):

	Nine Months Ended September 30,		Year Ended December 31,		
	2015	2014	2014	2013	2012
	(unaudited)				
Cash flows provided by (used in):					
Operating activities	$ 250,705	$ 192,725	$ 269,791	$ 250,690	$ 217,836
Investing activities	(81,566)	(10,365)	(42,887)	(94,237)	97,101
Financing activities	(189,611)	(211,359)	(241,668)	(148,536)	(279,970)

Cash Flows from Operations

Our operating cash flows primarily consist of operating income generated by our properties (excluding depreciation and other non-cash charges), interest paid and changes in working capital accounts such as inventories, prepaid expenses, receivables and payables. The majority of our revenue is generated from our slot machine and table game play, which is conducted primarily on a cash basis. Our food and beverage, room and other revenues are also primarily cash-based. As a result, fluctuations in our revenues have a direct impact on our cash flow from operations.

Nine Months Ended September 30, 2015 and 2014

For the nine months ended September 30, 2015, cash provided by operating activities increased to $250.7 million as compared to $192.7 million for the prior year period, primarily due to the improved operating results at our properties. Cash paid for interest decreased to $101.7 million for the nine months ended September 30, 2015 as compared to $104.4 million for the prior year period, primarily as a result of the March 2014 repricing of Station LLC's term loan facility and a decrease in the principal amount outstanding on our debt. Cash flows from operating activities also reflect normal fluctuations in our working capital accounts. Operating cash flows for the nine months ended September 30, 2014 included $19.5 million of cash used for discontinued operations. For the nine months ended September 30, 2015, operating cash flows for discontinued operations were nominal.

Years Ended December 31, 2014, 2013 and 2012

For the year ended December 31, 2014, net cash provided by operating activities totaled $269.8 million, compared to $250.7 million for the prior year. The increase in net cash provided by operating activities for the year ended December 31, 2014 as compared to the prior year was due to a $12.6 million increase in management fees from Graton Resort, partially offset by an increase of $10.8 million in cash paid for interest on our debt, as well as normal fluctuations in our working capital accounts. For the year ended December 31, 2013, our net cash provided by operating activities increased by $32.9 million as compared to $217.8 million for the year ended December 31, 2012. The increase in net cash provided by operating activities during the year ended December 31, 2013 was primarily due to year over year improvement in our operating results, including an increase in management fees and an improvement in our casino operating margin. In addition, cash flows from operations increased as compared to 2012 due to normal changes in working capital accounts. Operating cash flows for the years ended December 31, 2014, 2013 and 2012 included $24.5 million, $20.5 million and $6.2 million, respectively, of net cash outflows for discontinued operations.

acquisition, and the Offering and Reorganization Transactions, at September 30, 2015, our total leverage ratio would have been 4.60 to 1.00 and our interest coverage ratio would have been 3.86 to 1.00.

We are required to make quarterly principal payments, which began on June 30, 2013, of 0.25% of the original principal amount of the Term Loan Facility. We are also required to make prepayments on the Term Loan Facility with a portion of our excess cash flow as follows: (i) 50% of excess cash flow so long as no default has occurred and its total leverage ratio is above 4.50 to 1.00 or a default has occurred and is continuing, (ii) 25% of excess cash flow so long as no default has occurred and our total leverage ratio is less than or equal to 4.50 to 1.00, or (iii) 0% of excess cash flow so long as no default has occurred and our total leverage ratio is less than or equal to 3.50 to 1.00. In addition, subject to certain customary carve-outs and reinvestment provisions, we are required to use all net cash proceeds of asset sales or other dispositions, all proceeds from the issuance or incurrence of additional debt, and all proceeds from the receipt of insurance and condemnation awards to make prepayments on the Term Loan Facility.

The Credit Facility contains a number of customary events of default including, among other things, nonpayment of principal when due; nonpayment of interest, fees or other amounts after a five business day grace period; material inaccuracy of representations and warranties; violation of covenants (subject, in the case of certain covenants, to certain grace periods); cross-default; bankruptcy events; certain Employee Retirement Income Security Act events; material judgments; and a change of control. If any event of default occurs, the lenders under the Credit Facility would be entitled to take various actions, including accelerating amounts due thereunder and taking all actions permitted to be taken by a secured creditor.

Senior Notes

On March 1, 2013, Station LLC issued $500 million in aggregate principal amount of 7.50% senior notes due March 1, 2021 (the "Notes"), pursuant to an indenture among Station LLC, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (the "Indenture"). The Notes are guaranteed by all of Station LLC's subsidiaries other than unrestricted subsidiaries. Interest is due March 1 and September 1 of each year, and commenced September 1, 2013. Prior to March 1, 2016, we may redeem the Notes plus accrued and unpaid interest and a make-whole premium specified in the Indenture. Prior to March 1, 2016, we are also entitled to redeem up to 35% of the original aggregate principal amount of the Notes with proceeds of certain equity financings at the redemption prices specified in the Indenture.

On or after March 1, 2016, we may redeem all or a portion of the Notes at the redemption prices (expressed as percentages of the principal amount) set forth below plus accrued and unpaid interest and additional interest to the applicable redemption date:

Years Beginning March 1,	Percentage
2016	105.625%
2017	103.750%
2018	101.875%
2019 and thereafter	100.000%

If we experience certain change of control events (as defined in the Indenture), we must offer to repurchase the Notes at a purchase price in cash equal to 101% of the aggregate principal amount outstanding plus accrued and unpaid interest thereon to the date of repurchase and make an offer to repurchase the Notes at a purchase price equal to 100% of the principal amount of the purchased notes if we have excess net proceeds (as defined in the Indenture) from certain asset sales.

*** Confidential Treatment Requested by Red Rock Resorts, Inc.
4832-7704-8877

Our Growth Strategy

Drive same store growth

As the Las Vegas economy recovers, we expect population, employment levels, average weekly earnings and consumer confidence to continue to rise. We believe we are uniquely positioned to benefit from this growth through increased guest spend and visitation. Prior to the recession in 2008, the Las Vegas regional gaming market experienced a compounded annual growth rate of 8.8% from 1997 to 2007, with gaming revenues peaking at $2.6 billion. Between 2008 and 2010, the market declined 14% to $2.0 billion and, as of November 30, 2015, remains approximately 17% below its peak. Similarly, Las Vegas hotel revenue per available room for the twelve months ended November 30, 2015 remains approximately 12% below its peak in 2007. We believe our existing Las Vegas portfolio should benefit from improving economic conditions resulting in ongoing same-store growth.

In addition to our existing capacity, most of our major properties and managed casinos have been master-planned for future growth. As such, we have the ability to meet demand and increase revenue by developing additional facilities at those properties, which may include additional gaming, hotel rooms, meeting and conference space, restaurants or entertainment venues.

The Native American gaming facilities we manage are also positioned for same-store growth. Since opening in November 2013, Graton Resort & Casino ("Graton Resort"), the largest gaming and entertainment facility in the San Francisco Bay area, has shown steadily improving business levels. Graton Resort also recently broke ground on a $175 million expansion, which includes a 200-room hotel, convention space and other resort amenities and is expected to be complete in the fall of 2016. Gun Lake Casino recently announced plans to expand its gaming, entertainment and dining offerings which are expected to open in the summer of 2017. In addition, Graton Resort and Gun Lake Casino are both positioned to benefit from the continued improvement of the overall economy, which should yield increased management fees without our need to invest additional capital.

Pursue growth opportunities

We control six highly desirable gaming-entitled development sites consisting of approximately 310 acres in Las Vegas and Reno, Nevada. As such, we believe we are well positioned to capitalize on future demand for additional gaming and entertainment facilities driven by growth in these markets.

We also control and continue to pursue the development of the North Fork Rancheria's casino project. The tribe's potential casino site is located adjacent to the Golden State Highway approximately 15 miles north of Fresno, California. With over 1.1 million people in the Fresno-Madera metropolitan area and over 22 million vehicles per year driving past the site, we believe the tribe has one of the most favorable gaming locations in the California central valley. We also believe that we may be able to leverage our existing relationships in Native American gaming and our track record of successful development and management of Native American casinos to secure additional development opportunities.

In addition, our development and operational expertise will allow us to evaluate and potentially pursue domestic and/or international development and acquisition opportunities in both existing and emerging markets.

Industry and Market Opportunity

Gaming continues to be a significant and growing sector of the global economy. Based on 2014 gaming revenues, the size of the global casino gaming industry is estimated to be approximately $176.9 billion. Casino gaming is generally defined as facilities that offer slot machines (or video lottery terminals) and table games. In 2014, commercial casinos located in the United States generated approximately $38 billion and Native American casinos generated more than $28 billion in gaming revenue. Casino gaming revenue generated by commercial and Native American casinos has rebounded from post-recession lows in 2009, growing $5.6 billion through 2014 due in large part to improving

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MANAGEMENT AND DIRECTORS

The following table sets forth certain information concerning the executive officers of Station Holdco as of the date of this prospectus. We expect the current executive officers to act in the same capacities for Red Rock. We expect the following individuals listed as directors will serve on the board of directors of Red Rock, all of whom are either members of the board of directors of Station Holdco or board of managers of Station LLC.

Name	Age	Position
Frank J. Fertitta III(*) . .	53	Chairman of Board of Directors and Chief Executive Officer
Stephen L. Cavallaro . . .	58	Executive Vice Chairman
Richard J. Haskins	52	President
Marc J. Falcone	42	Executive Vice President, Chief Financial Officer and Treasurer
Daniel J. Roy	56	Executive Vice President and Chief Operating Officer
Lorenzo J. Fertitta(*) . . .	47	Director
Robert A. Cashell, Jr. . .	50	Director
James E. Nave, D.V.M. .	71	Director
Robert E. Lewis	70	Director

(*) Frank J. Fertitta III and Lorenzo J. Fertitta are brothers.

The following is a biographical summary of the experience of our directors and executive officers:

Frank J. Fertitta III. Mr. Fertitta has served as Chief Executive Officer of the Company since June 2011, Chief Executive Officer of Fertitta Entertainment since April 2011, and Chief Executive Officer of Red Rock and the Chairman of Red Rock's board of directors since October 5, 2015, and a member of Station Holdco's board of directors since June 2011. Mr. Fertitta also served as President of the Company from January 2011 to October 2012. Mr. Fertitta served as Chairman of the board of directors of STN from February 1993, Chief Executive Officer of STN from July 1992 and President of STN from July 2008, in each case through June 17, 2011, Mr. Fertitta also served as President of STN from 1989 until July 2000. He has held senior management positions since 1985, when he was named General Manager of Palace Station. He was elected a director of STN in 1986, at which time he was also appointed Executive Vice President and Chief Operating Officer. Mr. Fertitta is a co-owner of Fertitta Entertainment and Zuffa, LLC which is the parent company of the Ultimate Fighting Championship, a martial arts promotion organization. We believe that Mr. Fertitta's experience and business expertise in the gaming industry, as well as his position as one of our principal equityholders, give him the qualifications and skills to serve on the board of directors of Red Rock.

Stephen L. Cavallaro. Mr. Cavallaro has served as Executive Vice Chairman of Red Rock since October 5, 2015, President of the Company and Fertitta Entertainment since October 2012, and as Chief Operating Officer of the Company and Fertitta Entertainment since June 2013. Mr. Cavallaro served as the Chairman, President and Chief Executive Officer of Cavallaro Consulting Group from 2005 to 2012. From 2001 to 2004, Mr. Cavallaro was Executive Vice President and Chief Operating Officer of Station Casinos, Inc. From 2000 to 2001, he served as Chairman, President and CEO of Cavallaro Consulting Group. Mr. Cavallaro served as President and Chief Executive Officer of Travelscape.com from 1999 to 2000. Mr. Cavallaro served as Executive Vice President and Chief Operating Officer of Harveys Casino Resorts from 1996 to 1999. From 1994 to 1995, he served as Senior Vice President and General Manager of Hard Rock Hotel & Casino.

Richard J. Haskins. Mr. Haskins has served as President of Red Rock since October 5, 2015 and Executive Vice President, General Counsel and Secretary of the Company and Fertitta Entertainment since January 2011 and April 2011, respectively. Mr. Haskins served as Executive Vice President and Secretary of STN from July 2004 and served as General Counsel of STN from April 2002, in each case

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Pursuant to the Station Profit Units Plan, Mr. Roy was granted 504,392 Station Holdco profit units on April 25, 2013 (which are scheduled to vest 25% on the first four anniversaries of January 24, 2013) and 250,000 Station Holdco profit units on July 31, 2013 (which are scheduled to vest 25% on the first four anniversaries of the grant date). Pursuant to the Station Profit Units Plan, unvested Station Holdco profit units will immediately vest upon a "Change of Control" (as such term is defined in the Station Profit Units Plan). Unvested Station Holdco profit units are subject to forfeiture upon termination of employment of the holder thereof. Vested Station Holdco profit units are subject to call rights of Station Holdco in the event of termination of employment of the holder thereof.

OUTSTANDING EQUITY AWARDS

The following table sets forth information concerning all unvested equity-based awards held by the Named Executive Officers as of December 31, 2015.

	Profit Unit Awards	
Name	Number of Profit Units That Have Not Vested (#)(a)	Market Value of Profit Units That Have Not Vested ($)(b)
Frank J. Fertitta III	—	—
Stephen L. Cavallaro	—	—
	—	—
Richard J. Haskins	—	—
	—	—
Marc J. Falcone	—	—
	—	—
Daniel J. Roy(1)	377,196	1,331,000

(a) Represents indirect interest in profit units of Station Holdco.

(1) 126,098 of Mr. Roy's unvested awards will vest on each of January 24, 2016 and January 24, 2017, and 62,500 of Mr. Roy's unvested awards will vest on each of July 31, 2016 and July 31, 2017. All vesting is conditioned upon Mr. Roy being an employee of Station LLC or its affiliates on the vesting date.

(b) The market value per Profit Unit is based on the value of the Company implied by an assumed initial public offering price of $*** per share (the midpoint of the price range set forth on the cover page of this prospectus).

*** **Confidential Treatment Requested by Red Rock Resorts, Inc.**
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PROFIT UNITS VESTED DURING 2015

The following table sets forth information concerning the vesting of profit unit awards during the year ended December 31, 2015:

| | Profit Unit Awards | | |
| | Number of Profit Units Acquired on Vesting (#)(a) | | Value Realized on Vesting ($)(b) |
Name			
Frank J. Fertitta III	—		—
Stephen L. Cavallaro	1,500	FE	6,003,000
	2,709,352	FI	7,443,000
Richard J. Haskins	500	FE	2,001,000
	1,128,896.5	FI	3,979,000
Marc. J. Falcone	—	FE	—
	1,128,896.5	FI	3,979,000
Daniel J. Roy	188,598	Station Holdco	666,000

(a) Represents the vesting of FE Profit Units, FI Profit Units or Station Holdco profit units, as applicable.

(b) The market value per FE Profit Unit is based on the value of Fertitta Entertainment implied by the consideration paid to be paid for the equity interests of Fertitta Entertainment in connection with the Fertitta Entertainment Acquisition. The market value per FI Profit Unit and Station Holdco Profit Unit is based on the value of the Company implied by an assumed initial public offering price of $*** per share (the midpoint of the price range set forth on the cover page of this prospectus).

Potential Payments upon Termination of Employment Or Change In Control

FE NEO Employment Agreements

Each of the FE NEOs (other than Frank J. Fertitta III) is party to an employment agreement that requires Fertitta Entertainment to make payments and provide benefits to such FE NEO upon the termination of his employment with Fertitta Entertainment under various scenarios. The FE NEO Employment Agreements do not provide for any additional payments or benefits under a voluntary termination of employment by the FE NEO or involuntary termination by Fertitta Entertainment for "Cause" (as defined in the applicable FE NEO Employment Agreement). Under those scenarios, the FE NEOs are only entitled to their accrued and unpaid obligations, such as salary. The Company is not required to make any payments to the FE NEOs upon termination of employment by Fertitta Entertainment.

A description of the payments and benefits that Fertitta Entertainment is required to provide to the FE NEOs under their FE NEO Employment Agreements upon various termination events is set forth below.

Employment Agreement with Mr. Roy

Mr. Roy is party to an employment agreement that requires the Company to make payments and provide benefits to Mr. Roy upon the termination of his employment with us under various scenarios. Mr. Roy's employment agreement does not provide for any additional payments or benefits under a

*** **Confidential Treatment Requested by Red Rock Resorts, Inc.**
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voluntary termination of employment by Mr. Roy or involuntary termination by us for "Cause" (as defined in Mr. Roy's employment agreement). Under those scenarios, Mr. Roy is only entitled to his accrued and unpaid obligations, such as salary and any annual bonus awarded but not yet paid. A description of the payments and benefits that we are required to provide to Mr. Roy under his employment agreement upon various termination events is set forth below.

Termination as a Result of Death or Disability

In the event that an FE NEO (other than Frank J. Fertitta III) or Mr. Roy is terminated as a result of his death or disability, he or his legal representative will receive all salary due to the Named Executive Officer under his employment agreement as of the date of his death or disability. In addition, the Named Executive Officer or his legal representative will receive any compensation accrued and payable as of the date of death or disability.

Termination Without Cause

In the event an FE NEO (other than Frank J. Fertitta III) or Mr. Roy is terminated without Cause, other than due to death or disability, the Named Executive Officer will receive an amount equal to his base salary, paid over a period of 12 months in equal installments after the date of termination of his employment, and continuation (or, in the case of Mr. Roy, reimbursement for the COBRA continuation cost) of medical insurance for 12 months. In addition, each FE NEO (other than Frank J. Fertitta III) will receive a pro-rata portion of the annual bonus for the year in which he is terminated.

Payments Upon Change in Control

Upon the occurrence of a change of control of the Company, the FI Profit Units held by the FE NEOs will immediately vest. The vesting schedule of the FE Profit Units is not affected by a change of control of the Company. All of the FI Profit Units and FE Profit Units held by the FE NEOs are vested. Pursuant to the Station Profit Units Plan, all unvested Station Holdco profit units will immediately vest upon a "Change of Control" (as such term is defined in the Station Profit Units Plan).

Looking Ahead: Post-IPO Compensation

Retention of a Compensation Consultant

Prior to this Offering, we retained Pay Governance LLC, a compensation consulting firm, to evaluate our compensation programs and to provide guidance with respect to developing and implementing our compensation philosophy and programs as a public company.

Profit Units

Holders of profit units issued by Station Holdco, all of whom are current or former employees of the Company, will receive restricted shares of Class A Common Stock issued pursuant to the terms our new Red Rock Resorts, Inc. 2016 Equity Incentive Plan in substitution for such profit units. As of December 31, 2015, an aggregate of 10,039,007 Station Holdco profit units were outstanding. Pursuant to the terms of the Station Holdco Amended and Restated Profit Units Plan, an aggregate of 1,814,397 restricted shares of Class A Common Stock will be substituted for the outstanding Station Holdco profit units (assuming an initial public offering price of $*** per share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

*** Confidential Treatment Requested by Red Rock Resorts, Inc.
4832-7704-8877

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2016 Equity Incentive Plan

We intend to adopt the Red Rock Resorts, Inc. 2016 Equity Incentive Plan (the "Equity Incentive Plan").

Purpose

The Equity Incentive Plan authorizes the Compensation Committee, or another committee designated by the Board and made up of two or more eligible directors (as applicable, the "Committee"), to provide equity-based or other incentive-based compensation for the purpose of attracting and retaining directors, employees and certain consultants and providing our directors, employees and such consultants incentives and rewards for superior performance.

The Equity Incentive Plan is designed to comply with the requirements of applicable federal and state securities laws, and the Internal Revenue Code of 1986, as amended (the "Code"), including allowing us to issue awards that may comply with the performance-based exclusion from the deduction limitations under Section 162(m) of the Code.

Shares Subject to the Equity Incentive Plan

The Board intends to authorize the issuance of 11,585,485 shares of our Class A Common Stock in connection with awards pursuant to the Equity Incentive Plan, which represents 10% of total number of outstanding shares of Class A Common Stock determined on an as-exchanged basis. No more than 100% of the total number of shares available for issuance under the Equity Incentive Plan may be issued upon the exercise of incentive stock options (ISOs). The number of shares with respect to awards (including options and stock appreciation rights (SARs)) that may be granted under the Equity Incentive Plan to any individual participant in any single fiscal year may not exceed shares (with grants to non-employee directors limited to 1,737,823 shares), and the maximum number of shares that may be paid to any individual participant in connection with awards intended to qualify as "performance-based compensation" under Section 162(m) of the Code in respect of a single calendar year (including as a portion of the applicable performance period) may not exceed 347,565 shares (or the cash equivalent of such shares), each as subject to potential adjustment as described in the Equity Incentive Plan.

Any shares of our Class A Common Stock covered by an award granted under the Equity Incentive Plan, which for any reason is canceled, forfeited or expires or is settled in cash, will again be available for awards under the Equity Incentive Plan. In addition, (i) shares not issued or delivered as a result of the net settlement of an outstanding stock option or SAR, (ii) shares used to pay the exercise price or withholding taxes related to an outstanding award, and (iii) shares repurchased by the Company using proceeds realized by the Company in connection with a participant's exercise of an option or SAR, will again become available for grant.

Subject to the Equity Incentive Plan's share counting rules, Class A Common Stock covered by awards granted under the Equity Incentive Plan will not be counted as used unless and until the shares are actually issued or transferred. However, shares issued or transferred under awards granted under the Equity Incentive Plan in substitution for or conversion of, or in connection with an assumption of, stock options, SARs, restricted stock, restricted stock units (RSUs) or other stock or stock-based awards held by awardees of an entity engaging in a corporate acquisition or merger transaction with us or any of our subsidiaries will not count against (or be added back to) the aggregate share limit or other Equity Incentive Plan limits described above. Additionally, shares available under certain plans that we or our subsidiaries may assume in connection with corporate transactions from another entity may be available for certain awards under the Equity Incentive Plan, under circumstances further described in the Equity Incentive Plan, but will not count against the aggregate share limit or other Equity Incentive Plan limits described above. The various limits described above are subject to potential adjustment as described in the Equity Incentive Plan.

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the amount (in cash, shares, other securities, other awards or other property) of any applicable withholding taxes in respect of an award, its exercise, or any payment or transfer under an award or under the Equity Incentive Plan and to take such other action as may be necessary in our opinion to satisfy all obligations for the payment of such taxes. In the discretion of the Committee and subject to such rules as the Committee may adopt and applicable law, a participant may satisfy, in whole or in part, the withholding liability by delivery of shares owned by the participant (which are not subject to any pledge or other security interest and which have been owned by the participant for at least six months) with a fair market value equal to such withholding liability or by having us withhold from the number of shares otherwise issuable upon the occurrence of a vesting event a number of shares with a fair market value equal to such withholding liability.

Detrimental Activity and Recapture Provisions

Any award agreement may provide for the cancellation or forfeiture of an award or the forfeiture and repayment of any gain related to an award, or other provisions intended to have a similar effect, upon terms and conditions determined by the Committee, if a participant, either during (i) his or her employment or other service with us or an affiliate or (ii) within a specific period after termination of employment or service, engages in any "detrimental activity" (as defined in such award agreement). In addition, any award agreement may provide for the cancellation or forfeiture of an award or the forfeiture and repayment to us of any gain related to an award, or other provisions intended to have a similar effect, upon such terms and conditions as may be determined by the Committee from time to time or under Section 10D of the Exchange Act, or the rules of any national securities exchange or national securities association on which our Class A Common Stock is traded.

Termination

No grant will be made under the Equity Incentive Plan more than 10 years after the date on which the Equity Incentive Plan is approved by the Board, but all grants made on or prior to such date will continue in effect thereafter subject to the terms thereof and of the Equity Incentive Plan.

Registration on Form S-8

In connection with this Offering, we intend to file a registration statement on Form S-8 to register the total number of shares of our Class A Common Stock that may be issued under the Equity Incentive Plan.

IPO Equity Grants

On the pricing date of this Offering, contingent upon the closing of this Offering, we intend to grant equity incentive awards to each of our Named Executive Officers (other than Mr. Fertitta) under the Equity Incentive Plan. These awards are expected to consist of (i) stock options to acquire shares of Class A Common Stock, at an exercise price equal to the per share offering price of the Class A Common Stock, with the number of shares subject to such stock options being that necessary to cause the Black-Scholes-Merton value of such stock options on the pricing date of this Offering to be equal to $10 million; and (ii) 169,231 restricted shares of Class A Common Stock. The stock option awards will vest in installments of 25% on each of the first four anniversaries of the date of this Offering. The restricted stock awards will vest in installments of 50% on each of the third and fourth anniversaries of the date of this Offering.

New Employment Agreements

In connection with this Offering, we intend to enter into a new employment agreement with each of our Named Executive Officers (the "New Employment Agreements"), with the New Employment and timing of any payments under the agreement, will vary depending upon a number of factors, including:

- *the timing of purchases or exchanges*—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of Station Holdco at the time of each purchase or exchange;

- *the price of shares of our Class A Common Stock at the time of the purchase or exchange*—the increase in any tax deductions, as well as the tax basis increase in other assets, of Station Holdco is directly related to the price of shares of our Class A Common Stock at the time of the purchase or exchange;

- *the extent to which such purchases or exchanges are taxable*—if an exchange or purchase is not taxable for any reason, increased tax deductions will not be available;

- *the amount and timing of our income*—we expect that the tax receivable agreement will require Red Rock to pay 85% of the deemed benefits as and when deemed realized. If Red Rock does not have taxable income, it generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the tax receivable agreement for that taxable year because no benefit will have been realized. However, any tax benefits that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of any such tax attributes will result in payments under the tax receivable agreement; and

- *tax rates in effect at the time of the agreement*.

The payments that we may make under the tax receivable agreement could be substantial. Assuming no material changes in the relevant tax law and based on our current operating plan and other assumptions, including our estimate of the tax basis of our assets as of September 30, 2015 and that Red Rock earns sufficient taxable income to realize all the tax benefits that are subject to the tax receivable agreement, we expect future payments under the tax receivable agreement relating to the purchase by Red Rock of LLC Units as part of this Offering to aggregate $28 million (or $58 million if the underwriters exercise their option to purchase additional shares in full) and to range over the next 15 years from approximately $1.3 million to $3.2 million per year (or approximately $2.8 million to $6.8 million per year if the underwriters exercise their option to purchase additional shares in full) and decline thereafter. The foregoing numbers are merely estimates that are based on current assumptions. The amount of actual payments could differ materially.

We will have the right to terminate the tax receivable agreement at any time. In addition, the tax receivable agreement will terminate early if we breach our obligations under the tax receivable agreement or upon certain mergers, asset sales, other forms of business combinations or other changes of control. If we exercise our right to terminate the tax receivable agreement, or if the tax receivable agreement is terminated early in accordance with its terms, our payment obligations under the tax receivable agreement with respect to certain exchanged or acquired LLC Units would be accelerated and would become due and payable based on certain assumptions, including that we would have sufficient taxable income to use in full the deductions arising from the increased tax basis and certain other benefits. As a result, we could make payments under the tax receivable agreement that are substantial and in excess of our actual cash savings in income tax. See "Risk Factors—Risks Related to Our Structure and Organization—In certain cases, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the tax receivable agreement."

Decisions made in the course of running our business, such as with respect to mergers and other forms of business combinations that constitute changes in control, may influence the timing and amount

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cash. The exchange agreement will permit those owners to exercise their exchange rights at any time, in certain minimum increments and subject to certain conditions.

The exchange agreement is expected to provide that an owner will not have the right to exchange LLC Units if the Company determines that such exchange would be prohibited by law or regulation or would violate other agreements with Station Holdco to which the owner is subject. The Company may impose additional restrictions on exchanges that it determines to be necessary or advisable so that Station Holdco is not treated as a "publicly traded partnership" for United States federal income tax purposes.

Purchase of LLC Units from Existing Owners

Red Rock intends to use approximately $*** million (or $*** million if the underwriters exercise their option to purchase additional shares in full) of the net proceeds from this Offering to purchase 3,678,930 LLC Units (or 7,724,478 LLC Units if the underwriters exercise their option to purchase additional shares in full) held by certain existing owners, in each case, at a price per LLC Unit equal to the price paid by the underwriters for shares of our Class A Common Stock in this Offering. We expect that the purchase of the LLC Units from existing owners will be consummated promptly following this Offering.

The following table sets forth the cash proceeds the existing owners will receive from the purchase by us of LLC Units with the proceeds from this Offering (based on the midpoint of the estimated public offering price range set forth on the coverage page of this prospectus):

Name	Assuming no exercise of the option to purchase additional shares		Assuming exercise of the option to purchase additional shares in full	
	Number of LLC Units	Cash	Number of LLC Units	Cash
Fertitta Business Management, LLC	1,463,471	$ ***	3,059,310	$ ***
German American Capital Corporation	1,822,534	$ ***	3,809,910	$ ***
Oaktree SC Investments CTB, LLC	392,925	$ ***	855,258	$ ***

Acquisition of Fertitta Entertainment

On June 17, 2011, Station LLC and certain of its subsidiaries (in such capacity, the "Owner") entered into the following management agreements with subsidiaries of our affiliate, Fertitta Entertainment (in such capacity, the "Manager"):

• Management Agreement between Station LLC and FE Propco Management LLC for the operation and management of the Station Casinos Guarantor Group Properties (the "Propco Management Agreement");

• Management Agreement between NP Opco LLC and FE Opco Management LLC for the operation and management of the Opco Assets (the "Opco Management Agreement");

• Management Agreement between Station GVR Acquisition, LLC and FE GVR Management LLC for the operation and management of the Green Valley Ranch Resort, Casino & Spa (the "GVR Management Agreement"); and

• Management Agreement between NP Tropicana LLC and FE Landco Management LLC for the operation and management of Wild Wild West Gaming Hall & Hotel (the "Landco Management Agreement" and, together with the Propco Management Agreement, the Opco Management Agreement and the GVR Management Agreement, the "Management Agreements").

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intended to qualify as tax-free for U.S. federal income tax purposes. In the Blocker Mergers, the owner(s) of each Merging Blocker will collectively receive one share of Class A Common Stock for each LLC Unit owned by such Merging Blocker and such number of LLC Units as would be issuable upon a cashless exercise of the Warrants held by such Merging Blocker. In the aggregate, approximately 9,923,470 shares of Class A Common Stock of Red Rock are expected to be issued as consideration in the Blocker Mergers, assuming an initial public offering price of $*** per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). In connection with the Blocker Mergers, the Company will (i) withhold 214,464 shares of Class A Common Stock that would otherwise be issued to certain of the members of the Merging Blockers, (ii) sell such shares in this Offering, and (iii) use the net proceeds from the sale of such shares to pay withholding tax obligations with respect to such members. The number of shares of Class A Common Stock issued in the Blocker Mergers and withholding with respect thereto will depend on the actual initial public offering price per share. Except for merger agreements with Merging Blockers that have been managed by Station Holdco, the merger agreements relating to the Blocker Mergers contain customary representations and warranties and indemnities from the owners of such Merging Blockers. As a result of the Blocker Mergers, Red Rock will indirectly become the owner of the LLC Units owned by the Merging Blockers. In the event that any of the Merging Blockers have liabilities, Red Rock may bear some, or all, of the risks relating to any such liabilities, which could be significant.

Voting Interests in Station LLC

Station Holdco currently owns non-voting interests in Station LLC that represent all of the economic interests of Station LLC. The voting interests of Station LLC are held by Station Voteco LLC. Station Voteco LLC is owned by Robert A. Cashell Jr., who is designated as a member of Station Voteco by GACC, and an entity owned by Frank J. Fertitta III and Lorenzo J. Fertitta. Immediately prior to the consummation of this Offering, Station Voteco LLC will transfer the voting interests of Station LLC to Red Rock. No consideration will be payable to the members of Station Voteco LLC in connection with such transfer.

Credit Agreements and Restructured Land Loan

In March 2013, we entered into that certain Credit Agreement, by and among the Company, the financial institutions from time to time named therein, and Deutsche Bank AG Cayman Islands Branch ("Deutsche Bank"), as Administrative Agent, and Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Lead Arrangers and Joint Bookrunners. An affiliate of Deutsche Bank acted as a lead joint book running manager with respect to the Offering of the senior notes. GACC, an affiliate of Deutsche Bank, is also the lender with respect to our $114 million land loan, after giving effect to the Offering and Reorganization transactions will own approximately 18.0% of the LLC Units and shares of Class B Common stock representing 3.9% of the voting power of Red Rock (in each case assuming that the underwriters do not exercise their option to purchase additional shares).

Boulder Station Lease

We lease 27 acres of land on which a portion of Boulder Station is located pursuant to a ground lease. We lease this land from KB Enterprises, a company owned by the Frank J. Fertitta and Victoria K. Fertitta Revocable Family Trust (the "Related Lessor"). Frank J. Fertitta, Jr. and Victoria K. Fertitta are the parents of Frank J. Fertitta III, who is our Chairman and Chief Executive Officer, and Lorenzo J. Fertitta, who is a member of our board of directors. The lease has a maximum term of 65 years, ending in June 2058. The lease provides for monthly payments of $222,933 through

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⊥

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our Class A Common Stock as of January 15, 2016 for:

- each person whom we know to own beneficially more than 5% of any class of our shares;

- each of the directors and named executive officers individually;

- all directors and executive officers as a group; and

- the selling stockholders.

The number of shares of Class A Common Stock outstanding, the percentage of beneficial ownership and the combined voting power before this Offering are based on the number of shares of Class A Common Stock, shares of Class B Common Stock and LLC Units outstanding giving effect to the Reorganization Transactions prior to the Offering. The number of shares of Class A Common Stock outstanding, the percentage of beneficial ownership and the combined voting power after this Offering are based on the number of shares of Class A Common Stock issued in this Offering and the number of shares of Class B Common Stock and LLC Units issued and outstanding immediately after this Offering and after giving effect to the Offering and Reorganization Transactions (based on the midpoint of the initial public offering price range set forth on the cover of this prospectus), and use of proceeds. See "The Reorganization of Our Corporate Structure—Use of Proceeds." Holders of LLC Units will be entitled to exchange LLC Units, together with an equal number of shares of Class B Common Stock, for shares of Class A Common Stock on a one-for-one basis or, at our election, for cash. In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes shares issuable pursuant to exchange or conversion rights that are exercisable within 60 days of the date of this prospectus, including such rights of holders of LLC Units (together with a corresponding number of shares of our Class B Common Stock) since they are exchangeable into shares of our Class A Common Stock at any time.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Accordingly, if an individual or entity is a member of a "group" which has agreed to act together for the purpose of acquiring, holding, voting or disposing of such securities, such individual or entity is deemed to be the beneficial owner of such securities held by all members of the group. Further, if an individual or entity has or shares the power to vote or dispose of such securities held by another entity, beneficial ownership of such securities held by such entity may be attributed to such other individuals or entities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Except as otherwise noted, the address of each person listed in the table below is c/o Red Rock Resorts, Inc., 1505 South Pavilion Center Drive, Las Vegas, Nevada 89135.

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Name and address of Beneficial Owner	Class A Common Stock Beneficially Owned(1)								Class B Common Stock Beneficially Owned						Combined Voting Power(2)(3)		
	Prior to this Offering Number	%	Shares of Class A Common Stock Offered Number	Shares of Class A Common Stock Subject to Underwriters' Option Number	After Giving Effect to the Offering Assuming Underwriters do not Exercise Their Option(4) Number	%	After Giving Effect to the Offering Assuming Underwriters Exercise Their Option in Full(5) Number	%	Prior to this Offering Number	%	After Giving Effect to the Offering Assuming Underwriters do not Exercise Their Option Number	%	After Giving Effect to the Offering Assuming Underwriters Exercise Their Option in Full Number	%	Prior to this Offering %	After Giving Effect to the Offering Assuming Underwriters do not Exercise Their Option %	After Giving Effect to the Offering Assuming Underwriters Exercise Their Option in Full %
FI Station Investor LLC(6)	23,968,952	25.9%	—	—	23,968,952	20.7%	23,968,952	20.7%	23,968,952	29.7%	23,968,952	31.1%	23,968,952	33.5%	44.9%	44.9%	46.1%
Fertitta Business Management LLC(7)	29,719,933	32.1%	—	—	28,256,461	24.4%	26,660,623	23.0%	29,719,933	36.8%	28,256,462	36.7%	26,660,622	36.6%	55.6%	52.9%	51.3%
LNA Investments, LLC(7)	9,108,202	9.8%	—	—	9,108,202	7.9%	9,108,202	7.9%	9,108,202	11.3%	9,108,202	11.8%	9,108,202	12.7%	17.1%	17.1%	17.5%
KVF Investments, LLC(7)	9,108,202	9.8%	—	—	9,108,202	7.9%	9,108,202	7.9%	9,108,202	11.3%	9,108,202	11.8%	9,108,202	12.7%	17.1%	17.1%	17.5%
German American Capital Corporation(8)	22,684,561	24.5%	—	—	20,862,027	18.0%	18,874,651	16.3%	22,684,561	28.1%	20,862,027	27.1%	18,874,651	25.9%	4.2%	3.9%	3.6%
Oaktree SC Investments CTB, LLC(9)	5,092,286	5.5%	—	—	4,699,361	4.1%	4,237,028	3.7%	5,092,286	6.3%	4,699,361	6.1%	4,237,028	5.9%	1.0%	0.9%	0.8%
FMR LLC(10)	7,999,634	8.6%	—	—	7,999,634	6.9%	7,999,634	6.9%	—	—	—	—	—	—	1.5%	1.5%	1.5%
Frank J. Fertitta III(6)(7)	47,936,336	51.8%	—	—	46,472,865	40.1%	44,877,027	38.7%	47,936,336	59.4%	46,472,865	60.4%	44,877,027	61.5%	89.7%	87.0%	86.3%
Lorenzo J. Fertitta(6)(7)	47,936,336	51.8%	—	—	46,472,865	40.1%	44,877,027	38.7%	47,936,336	59.4%	46,472,865	60.4%	44,877,027	61.5%	89.7%	87.0%	86.3%
Stephen L. Cavallaro(6)	967,774	1.0%	—	—	967,774	0.8%	967,774	0.8%	967,774	1.2%	967,774	1.3%	967,774	1.4%	0.2%	0.2%	0.2%
Richard J. Haskins(6)	1,271,876	1.4%	—	—	1,271,876	1.1%	1,271,876	1.1%	1,271,876	1.6%	1,271,876	1.7%	1,271,876	1.8%	0.2%	0.2%	0.2%
Marc J. Falcone(6)	986,736	1.1%	—	—	986,736	0.9%	986,736	0.9%	986,736	1.2%	986,736	1.3%	986,736	1.4%	0.2%	0.2%	0.2%
Daniel J. Roy(11)	136	0.0%	—	—	136	0.0%	136	0.0%	—	—	—	—	—	—	0.0%	0.0%	0.0%
Robert A. Cashell, Jr.	—	0.0%															
James E. Nave, D.V.M.	—	0.0%															
Robert E. Lewis	—	0.0%															
Named Executive Officers and Directors as a Group(12)	51,162,859	55.2%	—	—	49,699,388	42.9%	48,103,550	41.5%	51,162,723	63.4%	48,103,414	66.0%	46,639,942	65.3%	90.4%	87.6%	87.0%
Selling Stockholders*	256,190	*	40,527	6,079	215,663	*	209,584	*	—	—	—	—	—	—	—	*	*

* The Selling Stockholders as a group own less than 1% of the Class A Common Stock (on an as-exchanged basis) prior to and following the consummation of this Offering.

(1) In connection with the Offering and Reorganization Transactions, existing owners will purchase for nominal consideration one share of Class B Common Stock for each LLC Unit owned by such existing owners. Subject to the terms of the exchange agreement, holders of LLC Units will be entitled to exchange LLC Units, together with an equal number of shares of Class B Common Stock, for shares of Class A Common Stock on a one-for-one basis or, at our election, for cash. See "Certain Relations and Related Party Transactions—Exchange Agreement." Assumes exchange of all LLC Units per share of Class A Common Stock. Beneficial ownership of LLC Units has also been reflected as beneficial ownership of shares of our Class A common stock for which such LLC Units may be exchanged.

(2) Represents percentage of voting power of the Class A Common Stock and Class B Common Stock of Red Rock voting together as a single class. Each outstanding share of Class A Common Stock will be entitled to one vote, each outstanding share of Class B Common Stock that is held by a holder that, together with its affiliates, owned LLC Units representing at least 30% of the outstanding LLC Units immediately following this Offering and, at the applicable record date, maintains direct or indirect beneficial ownership of at least 10% of the outstanding shares of Class A Common Stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A Common Stock) will be entitled to ten votes and each other outstanding share of Class B Common Stock will be entitled to one vote. We expect that the only existing owners that will satisfy the foregoing criteria will be Fertitta Family Entities. Consequently, such entities will be the only holders of Class B Common Stock entitled to ten votes per share of Class B Common Stock immediately following this Offering. See "Principal and Selling Stockholders" and "Description of Capital Stock."

(3) Our existing owners will hold shares of our Class B Common Stock. Each outstanding share of Class B Common Stock that is held by a holder that, together with its affiliates, owned LLC Units representing at least 30% of the outstanding LLC Units immediately following this Offering and, at the applicable record date, maintains direct or indirect beneficial ownership of at least 10% of the outstanding shares of Class A Common Stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A Common Stock) will be entitled to ten votes and each other outstanding share of Class B Common Stock will be entitled to one vote. See "Description of Capital Stock."

(4)   Reflects the purchase by Red Rock of 1,463,471 LLC Units, 1,822,534 LLC Units and 392,925 LLC Units from Fertitta Business Management, LLC, GACC and Oaktree SC Investments CTB, LLC, respectively. See "Certain Relationships and Related Party Transactions—Purchase of LLC Units from Existing Owners."

(5)   Reflects the purchase by Red Rock of 3,059,310 LLC Units, 3,809,910 LLC Units and 855,258 LLC Units from Fertitta Business Management, LLC, GACC and Oaktree SC Investments CTB, LLC, respectively. See "Certain Relationships and Related Party Transactions—Purchase of LLC Units from Existing Owners."

(6)   FI Station Investor LLC is owned by an affiliate of Frank J. Fertitta III and Lorenzo J. Fertitta that is owned by Fertitta Business Management LLC, LNA Investments, LLC, KVF Investments, LLC, FI Employee Investco LLC, a Delaware limited liability company owned by Marc J. Falcone, Richard J. Haskins, Scott M Nielson, Thomas M. Friel, an officer of Station LLC, and Kevin Kelley, a former executive officer of Station Holdco and FI Employeeco LLC, a Delaware limited liability company owned by Stephen L. Cavallaro, Marc J. Falcone, Richard J. Haskins, Scott M Nielson and Kevin Kelley. All of the LLC Units and shares of Class B Common Stock indirectly owned by FI Employeeco Investco LLC and FI Employeeco LLC and a portion of the LLC Units and shares of Class B Common Stock indirectly owned by Fertitta Business Management, LLC are expected to be distributed to the members of such entities immediately prior to the consummation of this Offering. The number of LLC Units and shares of Class B Common Stock distributed to the members of FI Employeeco LLC will depend on the offering price of the Class A Common Stock. The shares of Class A Common Stock, shares of Class B Common Stock and LLC Units reflected as beneficially owned by FI Station Investor Fertitta Business Management, LLC, LNA Investments, LLC, KVF Investments, LLC and Messrs. Frank J. Fertitta III, Lorenzo J. Fertitta, Cavallaro, Haskins, and Falcone reflect the distributions to be made to Fertitta Business Management, LLC and the members of FI Employeeco LLC and FE Employeeco Investco LLC and assume an initial public offering price of $*** per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus.) Each of such persons disclaims beneficial ownership of any shares of Class A Common Stock, Class B Common Stock and LLC Units owned beneficially or of record by FI Station except to the extent of any pecuniary interest therein.

(7)   Fertitta Business Management LLC is owned and controlled (i) 50% by F & J Fertitta Family Trust, a revocable trust for which Frank J. Fertitta III has sole investment and voting power, and (ii) 50% by L & T Fertitta Family Business Trust, a revocable trust for which Lorenzo J. Fertitta has sole investment and voting power. The address for all of the entities identified above is 1505 South Pavilion Center Drive, Las Vegas, NV 89135.

LNA Investments, LLC is managed by Lorenzo J. Fertitta and is beneficially owned by various trusts established for the benefit of his three children. Lorenzo J. Fertitta disclaims beneficial ownership of any shares of Class A Common Stock, shares of Class B Common Stock and LLC Units beneficially owned by LNA Investments, LLC, except to the extent of any pecuniary interest therein. The address for LNA Investments, LLC is 10801 W. Charleston Boulevard, Las Vegas, NV 89135.

KVF Investments, LLC is managed by Frank J. Fertitta III and is beneficially owned by various trusts established for the benefit of his three children. Frank J. Fertitta III disclaims beneficial ownership of any shares of Class A Common Stock, shares of Class B Common Stock and LLC Units beneficially owned by LNA Investments, LLC, except to the extent of any pecuniary interest therein. The address for KVF Investments, LLC is 10801 W. Charleston Boulevard, Las Vegas, NV 89135.

(8)   The address of German American Capital Corporation is 60 Wall Street, New York, NY. GACC is an indirect wholly owned subisidary of Deutsche Bank Aktiengesellschaft.

(9)   Represents all of the LLC Units owned by Oaktree SC Investments CTB, LLC. The manager of Oaktree SC Investments CTB, LLC ("SC Investments") is OCM FIE, LLC ("FIE"). The managing member of FIE is Oaktree Capital Management, L.P. ("OCM LP"). The general partner of OCM LP is Oaktree Holdings, Inc. ("Holdings"). The sole shareholder of Holdings is Oaktree Capital Group, LLC ("OCG"). The duly elected manager of OCG is Oaktree Capital Group Holdings GP, LLC ("OCGH GP" and, collectively with FIE, OCM LP, Holdings and OCG, the "Oaktree Entities"). OCGH GP is managed by an executive committee, the members of which are Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank, Sheldon M. Stone, Stephen A. Kaplan and David M. Kirchheimer (the "OCGH Members"). Each Oaktree Entity and each OCGH GP Member disclaims beneficial ownership of the equity interests and the units held directly or indirectly by SC Investments except to the extent of their respective pecuniary interest therein, if any. The address for SC Investments is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071.

***   **Confidential Treatment Requested by Red Rock Resorts, Inc.**
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(10) Consists of the following number of shares of Class A Common Stock expected to be held by the following entities affiliated with FMR LLC following the consummation of the Blocker Mergers (i) 276,678 shares held by Fidelity Puritan Trust: Fidelity Puritan Fund, a registered investment fund (a "Fund") advised by Fidelity Management & Research Company ("Fidelity"), (ii) 354,749 shares held by Fidelity Advisor Series I: Fidelity Advisor High Income Advantage Fund, a Fund advised by Fidelity, (iii) 959,945 shares held by Fidelity School Street Trust: Fidelity Strategic Income Fund, a Fund advised by Fidelity, (iv) 5,173,261 shares held by Fidelity Summer Street Trust: Fidelity Capital & Income Fund, a Fund advised by Fidelity, (v) 1,151,268 shares held by Fidelity Advisor Series II: Fidelity Advisor Strategic Income Fund, a Fund advised by Fidelity, and (vi) 83,736 shares held by other funds that are advised by Fidelity.

Fidelity, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of the Class A Common Stock, Class B Common Stock and LLC Units beneficially owned by the Funds as a result of acting as investment adviser to the Funds, all of which are investment companies registered under Section 8 of the Investment Company Act of 1940.

These accounts are managed by direct or indirect subsidiaries of FMR LLC. Edward C. Johnson 3d is a Director and the Chairman of FMR LLC and Abigail P. Johnson is a Director, the Vice Chairman and the President of FMR LLC. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research Company ("FMR Co"), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees.

(11) Represents restricted shares of Class A Common Stock issued to Mr. Roy in substitution of Station Holdco profit units held by Mr. Roy assuming a public offering price of $*** per share (the midpoint of the estimated offering price range set forth on the cover of this prospectus).

(12) Named executive offices and directors as a group consist of nine persons.

*** **Confidential Treatment Requested by Red Rock Resorts, Inc.**
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DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock as it will be in effect upon the consummation of this Offering and the material provisions of our amended and restated certificate of incorporation and amended and restated bylaws. The following is only a summary and is qualified by applicable law and by the provisions of the amended and restated certificate of incorporation and amended and restated bylaws, copies of which are available as set forth under the caption entitled "Where You Can Find More Information." References to the "Company" herein solely refer to Red Rock.

Capital Stock

Our current authorized capital stock consists of 1,000 shares of common stock, par value $0.01 per share. In connection with the Offering and Reorganization Transactions, we will file the amended and restated certificate of incorporation and our authorized capital stock will consist of 500,000,000 shares of Class A Common Stock, par value of $0.01 per share, 100,000,000 shares of Class B Common Stock, par value of $0.00001 per share, and 100,000,000 shares of preferred stock with a par value of $0.01 per share.

Upon consummation of this Offering, we expect to have 38,877,415 shares of our Class A Common Stock outstanding (or 42,922,963 shares of Class A Common Stock if the underwriters exercise their option to purchase additional shares in full), 76,977,430 shares of our Class B Common Stock outstanding (or 72,931,882 shares of Class B Common Stock if the underwriters exercise their option to purchase additional shares in full), and no shares of preferred stock outstanding.

Class A Common Stock

Voting rights. The holders of Class A Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of shares of our Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our amended and restated certificate of incorporation.

Dividend rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Class A Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See "Dividend Policy."

Rights upon liquidation. In the event of liquidation, dissolution or winding-up of Red Rock, whether voluntarily or involuntarily, the holders of Class A Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights. The holders of our Class A Common Stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A Common Stock. The rights, preferences and privileges of holders of our Class A Common Stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Class B Common Stock

Voting rights, exchange and conversion. Each outstanding share of Class B Common Stock that is held by a holder that, together with its affiliates, owned LLC Units representing at least 30% of the outstanding LLC Units immediately following this Offering and, at the applicable record date, maintains direct or indirect beneficial ownership of at least 10% of the outstanding shares of Class A

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Common Stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A Common Stock) will be entitled to ten votes and each other outstanding share of Class B Common Stock will be entitled to one vote. We expect that the only existing owners that will satisfy the foregoing criteria will be Fertitta Family Entities. Consequently, such entities will be the only holders of Class B Common Stock entitled to ten votes per share of Class B Common Stock immediately following this Offering. See "Principal and Selling Stockholders." Each share of our Class B Common Stock will be entitled to only one vote automatically upon it being held by holder that, together with its affiliates, did not own at least 30% of the outstanding LLC Units immediately following the consummation of this Offering or owns less than 10% of the outstanding shares of Class A Common Stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A Common Stock). Holders of shares of our Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our amended and restated certificate of incorporation. In accordance with the exchange agreement to be entered into in connection with the Offering and Reorganization Transactions, holders of LLC Units will be entitled to exchange LLC Units, together with an equal number of shares of Class B Common Stock, for shares of Class A Common Stock on a one-for-one basis or, at our election, for cash. Accordingly, as members of Station Holdco exchange LLC Units, the voting power afforded to them by their shares of Class B Common Stock will be correspondingly reduced.

Automatic transfer. In the event that any outstanding share of Class B Common Stock shall cease to be held by a holder of an LLC Unit (including a transferee of an LLC Unit), such share shall automatically and without further action on our part or of the holder of Class Be Common Stock, be transferred to us and thereupon shall be retired.

Dividend rights. Our Class B stockholders will not participate in any dividends declared by our board of directors.

Rights upon liquidation. In the event of any liquidation, dissolution, or winding-up of Red Rock, whether voluntary or involuntary, our Class B stockholders will not be entitled to receive any of our assets.

Other rights. The holders of our Class B Common Stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class B Common Stock. The rights, preferences and privileges of holders of our Class B Common Stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Preferred Stock

After the consummation of the Offering and Reorganization Transactions, there will be no shares of preferred stock outstanding and we will be authorized to issue up to 100,000,000 shares of preferred stock. Our board of directors will be authorized without further action by you, subject to limitations prescribed by Delaware law and our certificate of incorporation, to issue preferred stock and to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors will also be authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company that some of you might believe to be in your best interests or in which you might receive a premium for your shares of Class A Common Stock over the market price and may adversely affect the voting and other rights of the holders of our Class A Common Stock and Class B Common Stock, which could have an adverse impact on the

***** Confidential Treatment Requested by Red Rock Resorts, Inc.
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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this Offering, there has been no market for our Class A Common Stock. Future sales of substantial amounts of our Class A Common Stock in the public market, or the perception that such sales could occur, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this Offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A Common Stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Of the 38,877,415 shares of Class A Common Stock (or 42,922,963 shares if the underwriters exercise their option to purchase additional shares in full) outstanding following this Offering, 27,010,844 will have been issued or sold in this Offering (or 31,062,471 if the underwriters exercise their option to purchase additional shares in full) and will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing "affiliates," as that term is defined in Rule 144 under the Securities Act.

In addition, upon consummation of the Offering and the application of the net proceeds from this Offering, the Principal Equityholders will directly or indirectly own an aggregate of 40.1% of the LLC Units (or 38.7% of the LLC Units if the underwriters exercise their option to purchase additional shares in full). In accordance with the exchange agreement to be entered into in connection with the Offering and Reorganization Transactions, holders of LLC Units will be entitled to exchange LLC Units, together with an equal number of shares of Class B Common Stock, for shares of Class A Common Stock on a one-for-one basis or, at our election, for cash. Accordingly, as members of Station Holdco exchange LLC Units, the voting power afforded to them by their shares of Class B Common Stock will be correspondingly reduced. Shares of our Class A Common Stock issuable to the existing holders of LLC Units upon an exchange of LLC Units and shares of Class B Common Stock would be considered "restricted securities," as that term is defined in Rule 144 at the time of this Offering. However, we will grant registration rights with respect to the shares of Class A Common Stock delivered in exchange for LLC Units subject to the lock-up agreements discussed below. See "Certain Relationships and Related Party Transactions—Registration Rights."

Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below, or any other applicable exemption under the Securities Act, or pursuant to a registration statement that is effective under the Securities Act. Immediately following the consummation of this Offering, the holders of approximately 88,844,001 shares of our Class A Common Stock (on an assumed as-exchanged basis) will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter "lock-up" period subject to the holding period, volume and other restrictions of Rule 144. Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC are entitled to waive or release such holders from these lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days, an affiliate who has beneficially owned restricted shares of our Class A Common Stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

- 1% of the number of shares of Class A Common Stock then outstanding; and

- the average weekly reported volume of trading of our Class A Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

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UNDERWRITING (CONFLICTS OF INTEREST)

Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us and the selling stockholders the following respective number of shares of Class A Common Stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriter	Number of Shares
Deutsche Bank Securities Inc.	
J.P. Morgan Securities LLC	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
Goldman, Sachs & Co.	
Total	27,010,844

The underwriting agreement provides that the underwriters' obligation to purchase shares of Class A Common Stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

- the obligation to purchase all of the shares of Class A Common Stock offered hereby (other than those shares of Class A Common Stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

- the representations and warranties made by us and the selling stockholders to the underwriters are true;

- there is no material change in our business or the financial markets; and

- we and the selling stockholders deliver customary closing documents to the underwriters.

The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 4,051,627 additional shares. The underwriting fee is the difference between the initial offering price to the public and the amount the underwriters pay us for the shares.

	Per Share		Total	
	No Exercise	Full Exercise	No Exercise	Full Exercise
Public offering price				
Underwriting discounts and commissions				
Paid by Red Rock				
Paid by the selling stockholders.				

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of Class A Common Stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a

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selling concession not in excess of $ per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $ per share to brokers and dealers. After the Offering, the representatives may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The expenses of the Offering that are payable by us are estimated to be approximately $6 million (excluding underwriting discounts and commissions), including approximately $ in connection with the qualification of the Offering with FINRA by counsel to the underwriters.

Option to Purchase Additional Shares

We and the selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 4,045,548 and 6,079 shares, respectively, at the public offering price less underwriting discounts and commissions. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of Class A Common Stock proportionate to that underwriter's initial commitment as indicated in the preceding table, and we and the selling stockholders will be obligated to sell the additional shares of Class A Common Stock to the underwriters.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders, including the selling stockholders, have agreed not to sell or transfer any Class A Common Stock or securities convertible into, exchangeable for, exercisable for, or repayable with Class A Common Stock (including the LLC Units), for 180 days after the date of this prospectus without first obtaining the written consent of Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC, other than shares of Class A Common Stock issuable upon exercise of the Warrants or in substitution of the outstanding profit units. Specifically, we and these other persons have agreed, with certain limited exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Class A Common Stock, or any options or warrants to purchase any Class A Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive Class A Common Stock (including the LLC Units), whether now owned or hereinafter acquired, owned directly by us or these other persons (including holding as a custodian) or with respect to which we or such other persons has beneficial ownership within the rules and regulations of the SEC. We and such other persons have agreed that these restrictions expressly preclude us and such other persons from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of our or such other persons' Class A Common Stock if such Class A Common Stock would be disposed of by someone other than us or such other persons. Prohibited hedging or other transactions includes any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of our or such other persons' Class A Common Stock or with respect to any security that includes, relates to, or derives any significant part of its value from such Class A Common Stock (including the LLC Units).

The restrictions described in the paragraph above do not apply, subject in certain cases to various conditions (including no filing requirements (other than certain filings on Form 5) and the transfer of lockup restrictions), to:

- transfers pursuant the Offering and Reorganization Transactions, the exchange agreement to be entered into by us and our existing owners in connection therewith and transfers to us upon the application of the proceeds of this offering as described under "Use of Proceeds";

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Shares

Red Rock Resorts, Inc.

Class A Common Stock

red rock resorts

PROSPECTUS

Deutsche Bank Securities
J.P. Morgan
BofA Merrill Lynch
Goldman, Sachs & Co.

, 2016

Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to the dealers' obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

*** Confidential Treatment Requested by Red Rock Resorts, Inc.
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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The actual and estimated expenses in connection with this Offering, all of which will be borne by us, are as follows:

SEC registration fee	$ ***
FINRA Filing Fee	$ ***
Listing Fee	$150,000.00
Transfer agent's fees*	$ 7,000.00
Printing and engraving expenses*	$250,000.00
Accounting fees and expenses*	$700,000.00
Legal fees and expenses*	
Miscellaneous*	
Total	

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* To be updated by amendment.

Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Delaware Registrant

Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware, or the DGCL, empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the

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persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

In addition, the Company has entered into indemnification agreements with certain of our executive officers and each of our directors pursuant to which the Company has agreed to indemnify such executive officers and directors against liability incurred by them by reason of their services as an executive officer or director to the fullest extent allowable under applicable law. We also provide liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as our directors or officers.

The underwriting agreement filed as exhibit to this Registration Statement provides for indemnification of directors and officers of the Company by the underwriters against certain liabilities.

ITEM 15.   RECENT SALES OF UNREGISTERED SECURITIES

In connection with the transactions described under "The Reorganization of Our Corporate Structure" in the accompanying prospectus, the Company will issue an aggregate of 80,656,360 shares of its Class B Common Stock to the existing members of Station Holdco LLC, assuming an initial public offering price of $*** per share of Class A Common Stock (the midpoint of the estimated public offering price range set forth on the cover page of the accompanying prospectus). The shares of Class B Common Stock described above will be issued for nominal consideration in reliance on the exemption contained in Section 4(a)(2) of the Securities Act of 1933 on the basis that the transactions will not involve a public offering. No underwriters will be involved in the transactions.

In connection with the Blocker Mergers (as defined in the accompanying prospectus), the Company will issue an aggregate of 9,923,470 shares of its Class A Common Stock to the owners of ADVSTRA SC Holdings, LLC, CAPINC SC Holdings, LLC, PAIN SC Holdings, LLC, PRTN SC Holdings, LLC, STRAINC SC Holdings, LLC, Serengeti SC Blockerco LLC, PB Investor I LLC and PB Investor II LLC, each a Delaware limited liability company that will merge with a newly-formed subsidiary of the Company as further described in the accompanying prospectus, assuming an initial public offering price of $*** per share of Class A Common Stock (the midpoint of the estimated public offering price range set forth on the cover page of the accompanying prospectus). The shares of Class A Common Stock issued in consideration of the Blocker Mergers will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act of 1933 on the basis that each such transaction will not involve a public offering. No underwriters will be involved in the transactions.

ITEM 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit Number	Description
1.1+	Form of Underwriting Agreement.
3.1^	Certificate of Incorporation of Red Rock Resorts, Inc., as currently in effect.
3.2^	Bylaws of Red Rock Resorts, Inc., as currently in effect.
3.3^	Form of Amended and Restated Certificate of Incorporation of Red Rock Resorts, Inc.
3.4^	Form of Amended and Restated Bylaws of Red Rock Resorts, Inc.
4.1+	Form of Class A Common Stock Certificate.

*** **Confidential Treatment Requested by Red Rock Resorts, Inc.**
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Exhibit Number	Description
5.1+	Opinion of Milbank, Tweed, Hadley & McCloy LLP.
10.1+	Form of Third Amended and Restated Limited Liability Company Agreement of Station Holdco LLC.
10.2+	Form of Indemnification Agreement, between Red Rock Resorts, Inc., a Delaware corporation, and the directors and officers of Red Rock Resorts, Inc.
10.3^	Form of Exchange Agreement.
10.4^	Form of Tax Receivable Agreement.
10.5+	Employment Agreement dated as of 2016, among Red Rock Resorts, Inc., Station Casinos LLC and Frank J. Fertitta III.
10.6+	Employment Agreement dated as of 2016, among Red Rock Resorts, Inc., Station Casinos LLC and Stephen L. Cavallaro.
10.7+	Employment Agreement dated as of 2016, among Red Rock Resorts, Inc., Station Casinos LLC and Marc J. Falcone.
10.8+	Employment Agreement dated as of 2016, among Red Rock Resorts, Inc., Station Casinos LLC and Richard J. Haskins.
10.9+	Employment Agreement dated as of 2016, among Red Rock Resorts, Inc., Station Casinos LLC and Daniel J. Roy.
10.10	Membership Interest Purchase Agreement, dated as of October 13, 2015, by and among Station Casinos LLC, Fertitta Business Management LLC, LNA Investments, LLC, KVF Investments, LLC, FE Employeeco LLC, Fertitta Entertainment LLC and Frank J. Fertitta III (as seller representative) (Incorporated herein by reference to Station Casinos LLC's Current Report on Form 8-K filed October 13, 2015).
10.11	Credit Agreement dated as of March 1, 2013, by and among Station Casinos LLC, the financial institutions from time to time named therein, and Deutsche Bank AG Cayman Islands Branch, as Administrative Agent, and Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Lead Arrangers and Joint Bookrunners (Incorporated herein by reference to Station Casinos LLC's Current Report on Form 8-K/A filed March 5, 2013).
10.12	First Amendment to Credit Agreement dated as of March 18, 2014, by and among Station Casinos LLC, as borrower, the Station Parties (as defined therein) parties thereto, Deutsche Bank AG Cayman Islands Branch, as administrative agent, and each Lender (as defined therein) party thereto. (Incorporated herein by reference to Station Casinos LLC's Current Report on Form 8-K dated March 21, 2014).
10.13	Amended and Restated Credit Agreement dated as of June 16, 2011 by and among CV PropCo, LLC, as borrower, NP Tropicana LLC, as leasehold holder, NP Landco Holdco LLC, as holdco, Deutsche Bank AG Cayman Islands Branch, JPMorgan Chase Bank, N.A., and each other lender from time to time party thereto, as lenders, Deutsche Bank AG Cayman Islands Branch, as administrative agent for the secured parties, JPMorgan Chase Bank, N.A., as syndication agent, and Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc., as joint lead arrangers and joint book running manager. (Incorporated herein by reference to Station Casinos LLC's Current Report on Form 8-K filed June 23, 2011).

*** **Confidential Treatment Requested by Red Rock Resorts, Inc.**
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Exhibit Number	Description
10.28	Assignment, Assumption and Consent Agreement (Ground Lease), dated as of July 6, 1995, by and between Station Casinos, Inc. and Texas Station, Inc. (Incorporated herein by reference to Station Casinos LLC's Current Report on Form 8-K filed June 23, 2011).
10.29+	Red Rock Resorts, Inc. 2016 Equity Incentive Plan.
10.30+	Form of Non-Qualified Stock Option Award Agreement
10.31+	Form of Restricted Stock Award Agreement
10.32^	Seventh Amended and Restated Management Agreement, dated as of January 3, 2013, among the Match-E-Be-Nash-She-Wish Band of Pottawatomi Indians of Michigan, the Gun Lake Tribal Gaming Authority and MPM Enterprises, L.L.C.
10.33^	Amended and Restated Gaming Management Agreement, dated as of July 27, 2012, among Federated Indians of Graton Rancheria, a federally recognized Indian tribe, Graton Economic Development Authority and SC Sonoma Management, LLC, a California limited liability company.
10.34^	Amended and Restated Non-Gaming Management Agreement, dated as of August 6, 2012, among Federated Indians of Graton Rancheria, a federally recognized Indian tribe, Graton Economic Development Authority and SC Sonoma Management, LLC, a California limited liability company.
21.1^	List of Subsidiaries of the Company.
23.1^	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibit 5.1).
24.1^	Powers of Attorney.

^   Previously filed.

+   Filed herewith.

*   To be filed by amendment.

ITEM 17. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, Nevada, on January , 2016.

Red Rock Resorts, Inc.,

a Delaware corporation

By: _____*_____

Frank J. Fertitta III
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act, this Amendment No. 3 to registration statement on Form S-1 has been signed on January , 2016 by the following persons in the capacities indicated.

Signature	Title
_____*_____ Frank J. Fertitta III	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
/s/ MARC J. FALCONE Marc J. Falcone	Chief Financial Officer (Principal Financial and Accounting Officer)
_____*_____ Lorenzo J. Fertitta	Director
_____*_____ Robert A. Cashell, Jr.	Director
_____*_____ James E. Nave, D.V.M.	Director
_____*_____ Robert E. Lewis	Director

* By: _____/s/ MARC J. FALCONE_____

Marc J. Falcone
Attorney-in-Fact

*** Confidential Treatment Requested by Red Rock Resorts, Inc.
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EXHIBIT INDEX

Exhibit Number	Description
1.1+	Form of Underwriting Agreement.
3.1^	Certificate of Incorporation of Red Rock Resorts, Inc., as currently in effect.
3.2^	Bylaws of Red Rock Resorts, Inc., as currently in effect.
3.3^	Form of Amended and Restated Certificate of Incorporation of Red Rock Resorts, Inc.
3.4^	Form of Amended and Restated Bylaws of Red Rock Resorts, Inc.
4.1+	Form of Class A Common Stock Certificate.
5.1+	Opinion of Milbank, Tweed, Hadley & McCloy LLP.
10.1+	Form of Third Amended and Restated Limited Liability Company Agreement of Station Holdco LLC.
10.2+	Form of Indemnification Agreement, between Station Casinos Corp., a Delaware corporation, and the directors and officers of Station Casinos Corp.
10.3^	Form of Exchange Agreement.
10.4^	Form of Tax Receivable Agreement.
10.5+	Employment Agreement dated as of 2016, among Red Rock Resorts, Inc., Station Casinos LLC and Frank J. Fertitta III.
10.6+	Employment Agreement dated as of 2016, among Red Rock Resorts, Inc., Station Casinos LLC and Stephen L. Cavallaro.
10.7+	Employment Agreement dated as of 2016, among Red Rock Resorts, Inc., Station Casinos LLC and Marc J. Falcone.
10.8+	Employment Agreement dated as of 2016, among Red Rock Resorts, Inc., Station Casinos LLC and Richard J. Haskins.
10.9+	Employment Agreement dated as of 2016, among Red Rock Resorts, Inc., Station Casinos LLC and Daniel J. Roy.
10.10	Membership Interest Purchase Agreement, dated as of October 13, 2015, by and among Station Casinos LLC, Fertitta Business Management LLC, LNA Investments, LLC, KVF Investments, LLC, FE Employeeco LLC, Fertitta Entertainment LLC and Frank J. Fertitta III (as seller representative) (Incorporated herein by reference to Station Casinos LLC's Current Report on Form 8-K filed October 13, 2015).
10.11	Credit Agreement dated as of March 1, 2013, by and among Station Casinos LLC, the financial institutions from time to time named therein, and Deutsche Bank AG Cayman Islands Branch, as Administrative Agent, and Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Lead Arrangers and Joint Bookrunners (Incorporated herein by reference to Station Casinos LLC's Current Report on Form 8-K/A filed March 5, 2013).
10.12	First Amendment to Credit Agreement dated as of March 18, 2014, by and among Station Casinos LLC, as borrower, the Station Parties (as defined therein) parties thereto, Deutsche Bank AG Cayman Islands Branch, as administrative agent, and each Lender (as defined therein) party thereto. (Incorporated herein by reference to Station Casinos LLC's Current Report on Form 8-K dated March 21, 2014).

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Exhibit Number	Description
10.24	Lease Amendment No. 1, dated as of December 23, 1996, by and between Station Casinos, Inc. and Texas Gambling Hall & Hotel, Inc. (Incorporated herein by reference to Station Casinos LLC's Current Report on Form 8-K filed June 23, 2011).
10.25	Second Amendment to Ground Lease, dated as of January 7, 1997, by and between Texas Gambling Hall & Hotel, Inc. and Texas Station, Inc. (Incorporated herein by reference to Station Casinos LLC's Current Report on Form 8-K filed June 23, 2011).
10.26	Third Amendment to Ground Lease, dated as of June 13, 2011, by and between Texas Gambling Hall & Hotel, Inc. and NP Texas LLC. (Incorporated herein by reference to Station Casinos LLC's Current Report on Form 8-K filed June 23, 2011).
10.27	Rent Agreement to the First Amendment to Ground Lease, dated as of May 12, 2000, by and between Texas Gambling Hall & Hotel Real Estate Trust and Texas Gambling Hall & Hotel, Inc. (Incorporated herein by reference to Station Casinos LLC's Current Report on Form 8-K filed June 23, 2011).
10.28	Assignment, Assumption and Consent Agreement (Ground Lease), dated as of July 6, 1995, by and between Station Casinos, Inc. and Texas Station, Inc. (Incorporated herein by reference to Station Casinos LLC's Current Report on Form 8-K filed June 23, 2011).
10.29+	Red Rock Resorts, Inc. 2016 Equity Incentive Plan.
10.30+	Form of Non-Qualified Stock Option Award Agreement
10.31+	Form of Restricted Stock Award Agreement
10.32^	Seventh Amended and Restated Management Agreement, dated as of January 3, 2013, among the Match-E-Be-Nash-She-Wish Band of Pottawatomi Indians of Michigan, the Gun Lake Tribal Gaming Authority and MPM Enterprises, L.L.C.
10.33^	Amended and Restated Gaming Management Agreement, dated as of July 27, 2012, among Federated Indians of Graton Rancheria, a federally recognized Indian tribe, Graton Economic Development Authority and SC Sonoma Management, LLC, a California limited liability company.
10.34^	Amended and Restated Non-Gaming Management Agreement, dated as of August 6, 2012, among Federated Indians of Graton Rancheria, a federally recognized Indian tribe, Graton Economic Development Authority and SC Sonoma Management, LLC, a California limited liability company.
21.1^	List of Subsidiaries of the Company.
23.1^	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibit 5.1).
24.1^	Powers of Attorney.

^   Previously filed.

+   Filed herewith.

*   To be filed by amendment.

* **Confidential Treatment Requested by Red Rock Resorts, Inc.**
4832-7704-8877

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